12-31-01

BEASLEY BROADCAST GROUP INC.

(Nasdaq: BBGI)

Annual Report 2001

To Our Shareholders

"Beasley Broadcast Group celebrated its 40th Anniversary in radio broadcasting in 2001. This is a claim few in our industry can make, and we acknowledge it with great pride and satisfaction. Our Company has a rich history, dedicated employees and a belief in the power and future of radio, so we also embrace this noteworthy occasion with enthusiasm.

Popular sounds change over the years and the world of radio broadcasting continues to evolve, but both our love of radio and our passion for broadcasting remain as strong as ever."

2001 was a significant year for the Beasley Broadcast Group. It was our 40th continuous year in radio broadcasting and our first full year as a public company. As we turn the page on these first four decades of growth and open a new chapter in our history, I want to update you on recent developments at the Company.

Financial Results

Reflecting the nationwide economic downturn and the advertising and radio broadcasting industry's first down year in a decade, our consolidated net revenue for the year ended December 31, 2001 increased only 8.5% to $115.2 million. The increase was largely due to contributions from new acquisitions made during the year. As a result of tempered growth and investments in our business, Broadcast Cash Flow (BCF) for the year ended December 31, 2001 declined 6.2% to $32.3 million, while After-Tax Cash Flow (ATCF) fell 17% to $14.0 million, or $0.58 per share.

Operating Highlights

Despite last year's challenges, we seized the opportunity to reinvest in our Company and favorably position it for growth in the periods ahead, since our experience in the industry suggests that advertising recessions are generally short-lived. First, we expanded our station portfolio through the acquisition of two FM radio stations in Augusta, Georgia, completing our eight-station cluster in that market and giving us a full complement of stations through which to attract advertisers and compete with other local media. We also closed our acquisition of three stations each in Las Vegas and New Orleans, the 37th and 40th largest radio markets, respectively (as ranked by BIA Research, Inc.). In so doing, we welcomed back a former company executive, Allen Shaw, as Co-Chief Operating Officer and Vice-Chairman of the Board. Allen joins us from Centennial Broadcasting, which previously owned and operated the Las Vegas and New Orleans stations. Toward the end of the year, we further fine tuned the station portfolio, agreeing to divest two of the recently acquired New Orleans stations to better focus on opportunities offering the greatest potential return to shareholders.

Second, we continued to execute successful turnarounds at our '80s'-formatted stations in Philadelphia and Las Vegas. These efforts are paying dividends with solid ratings performances and year-over-year revenue gains. We also retooled the music programming or upgraded the signal strength at two mid-size market FM stations in Florida and North Carolina. These changes have generated solid ratings gains in each market.

As important as these achievements are, 2001 will sadly be remembered for the horrific events that took place on September 11th. In the days following the tragedy we elected to forgo much of our standard programming to air ongoing news updates and listener concerns, and to coordinate fund raisers, blood drives and other public awareness campaigns. In total, our stations raised approximately $1.0 million to aid in relief efforts, and I am extremely proud of our station personnel for making this happen. As a company we are indebted to the freedom the Unites States of America affords us and our families, and we are committed to using our broadcasting resources to aid our listeners in times of need.

Looking Ahead

Since our first station was built in Benson, North Carolina 40 years ago, I have been personally involved in every aspect of the radio broadcasting business. Over that period of time, much has changed in our industry - the technology, the personalities, the regulations, the station owners - but, some very important details have remained the same. Radio continues to be a largely local medium, with a devoted family of listeners who continue to help radio attract an ever growing share of advertising dollars from other forms of media. And radio is resilient. I believe when the economy and advertising market finally rebound, so will the Beasley Broadcast Group, and we expect radio to rebound stronger and more prosperous than ever.

We have an attractive portfolio of stations in good growth markets across America. Each of our four completed clusters in Ft. Myers-Naples, Greenville-Jacksonville-New Bern, Augusta, and Fayetteville, North Carolina is the top revenue producer in its respective market. We also have strong clusters with significant intrinsic asset value in our larger markets. With more than 40% of our stations in development – that is, stations with formats less than 18 months old or that do not yet have 40% cash flow margins – I believe we are well positioned to expand our cash flow through improved operations.

I want to thank you for being a part of our Company as we celebrated our 40th Anniversary in 2001. The cornerstone of our success through the years has been our employees, now numbering more than 660. I'm personally convinced we have the most talented, dedicated, hard working family of employees in the entire industry, and without their unyielding commitment throughout last year's difficult economic climate, our Company would not be as strong as it is today. On behalf of everyone at the Beasley Broadcast Group, I thank you for your continued interest in the Company and look forward to reporting back to you next year.

Sincerely yours,

George G. Beasley

George G. Beasley
Chairman and Chief Executive Officer
March 27, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File Number: 0-29253

BEASLEY BROADCAST GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	65-0960915
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

3033 Riviera Drive, Suite 200
Naples, Florida 34103
(Address of principal executive offices and Zip Code)

(239) 263-5000
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

None

Securities Registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

As of March 22, 2002, the aggregate market value of the Class A common stock held by non-affiliates of the registrant was $111,318,407 based on the closing price on The Nasdaq Stock Market's National Market on such date.

Class A Common Stock, $.001 par value 7,252,068 Shares Outstanding as of March 22, 2002
Class B Common Stock, $.001 par value 17,021,373 Shares Outstanding as of March 22, 2002

BEASLEY BROADCAST GROUP, INC.

FORM 10-K ANNUAL REPORT

FOR THE PERIOD ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

You should read the following discussion together with the financial statements and related notes included elsewhere in this report. The results discussed below are not necessarily indicative of the results to be expected in any future periods. Certain matters discussed herein are forward-looking statements. This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words. Such forward-looking statements may be contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," among other places.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as economic changes, unforeseen media events that would cause the company to broadcast commercial free for any period of time, and changes in the radio broadcasting industry generally. We do not intend, and undertake no obligation, to update any forward-looking statement.

PART I

ITEM 1. BUSINESS

Overview

We were founded in 1961 and are the 17th largest radio broadcasting company in the United States based on 2000 gross revenues. After giving effect to the dispositions in New Orleans completed on March 20, 2002, we own and operate 42 stations, 26 FM and 16 AM. Our stations are located in eleven large and mid-sized markets primarily located in the eastern United States. Seventeen of these stations are located in seven of the nation's top fifty radio markets: Atlanta, Boston, Philadelphia, Miami-Ft. Lauderdale, Las Vegas, New Orleans and West Palm Beach-Boca Raton. Our station groups rank as the largest cluster, based on gross revenues, in four of our eleven markets and the third largest cluster in one market. Collectively, our radio stations reach approximately 3.4 million people on a weekly basis. For the year ended December 31, 2001, after giving effect to acquisitions completed during the period, as well as the dispositions in New Orleans completed on March 20, 2002, as if these acquisitions and dispositions had been completed as of January 1, 2001, we would have had net revenues of $112.0 million, broadcast cash flow of $31.4 million and a net loss of $14.0 million.

We seek to maximize revenues and broadcast cash flow by acquiring and operating clusters of stations in high-growth large and mid-sized markets located primarily in the eastern United States. Our radio stations program a variety of formats, including rock, country, contemporary hit radio and talk, which target the demographic groups in each market that we consider the most attractive to our advertisers.

We are led by our Chairman and Chief Executive Officer, George G. Beasley, who has 41 years of experience in the radio broadcasting industry. Under Mr. Beasley's guidance, excluding the stations that we currently own, we have acquired and disposed of a total of 54 radio stations, including stations in Los Angeles, Chicago, New Orleans, Orlando and Cleveland. We acquired these 54 stations for an aggregate acquisition price of approximately $199.0 million and the total consideration that we received upon disposition was approximately $369.1 million. Mr. Beasley is supported by a management team with an average of 24 years of experience in the radio broadcasting industry. Mr. Beasley and our management team have established a track record of acquiring and operating a substantial portfolio of well run radio stations and, in several instances, have demonstrated the ability to reposition and turn around under-performing stations. We believe that we are well positioned to continue to realize cash flow growth from our existing stations and to acquire and operate new radio stations in both existing and new markets with positive demographic trends and growth characteristics.

Recent Events

On October 31, 2001, we entered into a definitive agreement with Wilks Broadcasting LLC to sell WRNO-FM and KMEZ-FM in the New Orleans market for approximately $23.0 million, subject to certain adjustments. In connection with the definitive agreement, we entered into a time brokerage agreement, which allowed Wilks Broadcasting to operate WRNO-FM and KMEZ-FM, beginning November 1, 2001 in exchange for a monthly fee and reimbursement of certain expenses. On October 31, 2001, the carrying amount of WRNO-FM and KMEZ-FM exceeded the sales price, therefore we recorded an impairment loss on long-lived assets of $7.0 million during the third quarter of 2001. In connection with the pending sale of WRNO-FM and KMEZ-FM, we recorded employee and contract termination expenses of $0.9 million during the fourth quarter of 2001.

On March 20, 2002, we terminated the time brokerage agreement and completed the sale of WRNO-FM and KMEZ-FM to Wilks Broadcasting LLC. As consideration for the sale of these two stations we received $23.0 million, subject to certain adjustments, including $19.65 million in cash and $3.35 million in the form of a note payable from Wilks Broadcasting LLC. The note accrues interest at 9% per annum and the principal amount and all accrued interest are due on June 20, 2004. We used $19.5 million of the net cash proceeds to repay a portion of the outstanding term loan under our credit facility.

On March 20, 2002, we entered into an amendment to our credit agreement that revised certain financial covenants and the maximum commitment under our credit facility. The maximum commitment under our revolving credit loan was reduced by $30.5 million and the outstanding balance and maximum commitment of our term loans were reduced by $19.5 million as a result of the application of the net cash proceeds from the sale of WRNO-FM and KMEZ-FM in the New Orleans market on March 20, 2002.

Operating Strategy

The principal components of our operating strategy are to:

- *Develop Market-Leading Clusters.* We seek to secure and maintain a leadership position in the markets we serve by creating clusters of multiple stations in each of our markets. Our station groups rank among the three largest clusters, based on gross revenues, in five of our eleven markets. We operate our stations in clusters to capture a variety of demographic listener groups, which enhances our stations' appeal to a wide range of advertisers. In addition, we have been able to achieve operating efficiencies by strategically aligning our sales and promotional efforts and consolidating broadcast facilities where possible to minimize duplicative management positions and reduce overhead expenses. Finally, we believe that strategic acquisitions of additional stations in existing clusters position us to capitalize on our market expertise and existing relationships with local advertisers to increase revenues of the acquired stations.
- *Conduct Extensive Market Research.* We conduct extensive market research to enhance our ratings and in certain circumstances to identify opportunities to reformat a station to reach an underserved demographic group. Our research, programming and marketing strategy combines thorough research with an assessment of our competitors' vulnerabilities and overall market dynamics in order to identify specific audience and formatting opportunities within each market. Using this research, we tailor our programming, marketing and promotions on each station to maximize its appeal to its target audience and to respond to the changing preferences of our listeners.
- *Establish Strong Local Brand Identity.* Our stations pursue a variety of programming and marketing initiatives designed to develop a distinctive identity and to strengthen the stations' local brand or franchise. In addition, through our research, programming and promotional initiatives, we create a

marketable identity for our stations to enhance audience share and listener loyalty. As part of this objective, we promote nationally recognized on-air personalities and local sports programming at a number of our stations. For example, we broadcast nationally-syndicated shows such as "Howard Stern" and "Lex and Terry", and we are the flagship station for the Florida Marlins 2001 season and for the Miami Dolphins, Florida Panthers and Miami Hurricanes 2001–2002 seasons on our sports station in the Miami-Ft. Lauderdale market.

- *Build Relationship-Oriented Sales Staff and Emphasize Focused Marketing and Promotional Initiatives.* We seek to gain advertising revenue share in each of our markets by utilizing our relationship-oriented sales staff to lead local and national marketing and promotional initiatives. We design our sales efforts based on advertiser demand and market conditions. Our stations have an experienced and stable sales force with an average of four years experience with Beasley Broadcast Group. In addition, we provide our sales force with extensive training, competitive compensation and performance-based incentives. Our stations also engage in special local promotional activities such as concerts featuring nationally recognized performers, contests, charitable events and special community events. Our experienced sales staff and these promotional initiatives help strengthen our relationship with our advertisers and listening community.

- *Hire, Develop and Motivate Strong Local Management Teams.* Our station general managers have been with Beasley Broadcast Group for an average of approximately nine years, and a substantial majority operate under employment contracts. We believe that broadcasting is primarily a locally-based business and much of its success is based on the efforts of local management teams. We believe that our station managers have been able to recruit, develop, motivate and train superior management teams. We offer competitive compensation packages with performance-based incentives for our key employees. In addition, we provide employees with opportunities for personal growth and advancement through extensive training, seminars and other educational initiatives.

- *Enhance Broadcast Cash Flow of Underutilized AM Stations.* We seek to selectively acquire and enhance the performance of major-market AM stations serving niche markets. To enhance broadcast cash flows at these radio stations, we sell blocks of time to providers of financial, ethnic, religious and other specialty formats.

Acquisition Strategy

Our acquisition strategy, which will focus on stations located in the 100 largest radio markets, is to:

- acquire additional radio stations in our current markets to further enhance our market position;

- acquire existing clusters in new markets or establish a presence in new markets where we believe we can build successful clusters over time;

- pursue swap opportunities with other radio station owners to build or enhance our market clusters; and

- selectively acquire large-market AM stations serving attractive demographic groups with specialty programming.

Station Portfolio

Our stations are clustered in demographically attractive and growing markets located mostly in the eastern United States. The following table sets forth information about our portfolio and the markets where we operate. The column entitled Beasley Stations in the table excludes two FM radio stations in New Orleans that were sold on March 20, 2002.

Market	2001 Radio Market Revenue Rank	1996-2000 Radio Market Average Annual Revenue Growth	2001 Radio Market Revenue Growth	Beasley Stations FM	Beasley Stations AM	2001 Beasley Market Revenue Share	2001 Beasley Market Revenue Rank
Boston, MA	7	15.1%	—%	—	1	—%	—
Atlanta, GA	8	16.8	—	—	2	—	—
Philadelphia, PA	10	10.2	(9.4)	2	2	5.3	6
Miami-Ft. Lauderdale, FL	12	11.0	(4.7)	2	3	17.6	3
Las Vegas, NV	37	16.1	0.7	3	—	12.6	4
New Orleans, LA	40	9.3	—	—	1	—	—
West Palm Beach-Boca Raton, FL	45	11.6	—	—	1	—	—
Ft. Myers-Naples, FL	69	10.2	2.5	4	1	30.7	1
Greenville-New Bern-Jacksonville, NC	90	10.5	(9.6)	5	1	55.0	1
Fayetteville, NC	96	12.4	(4.3)	4	2	64.9	1
Augusta, GA	118	3.7	(1.8)	6	2	44.9	1
Total				26	16		

For our station portfolio, we derived:

- the 2001 radio market revenue rank from BIA Research, Inc.
- the 1996-2000 radio market average annual revenue growth from Duncan's Radio Market Guide (2001 ed.).
- the 2001 radio market revenue growth from Miller, Kaplan, Arase & Co. (December 2001 ed.). Reports for the Boston, Atlanta, New Orleans and West Palm Beach-Boca Raton markets were not available to us.
- our audience share and audience rank in target demographic data from surveys of persons, listening Monday through Sunday, 6 a.m. to 12 midnight, in the indicated demographic, as set forth in the Fall 2001 radio market reports published by The Arbitron Ratings Company.
- our 2001 cluster market revenue rank and 2001 cluster market revenue share data from Miller, Kaplan, Arase & Co. (December 2001 ed.). Reports for the Boston, Atlanta, New Orleans and West Palm Beach-Boca Raton markets were not available to us.
- the viable station data for each market from Duncan's Radio Market Guide (2001 ed.). Duncan's defines viable stations as stations that are active and viable competitors for advertising dollars in a market.

Our radio station and market data reflects the completion of our dispositions in New Orleans on March 20, 2002. Further information about our radio stations on a market-by-market basis follows.

BOSTON, MA
2001 Radio Market Revenue Rank: 7

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WRCA-AM	2000	Hispanic	25-54	—	—

Market Overview

Boston is the seventh largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Boston market have grown from approximately $194.0 million in 1996 to approximately

$345.3 million in 2000 at an average annual rate of 15.1%. In 2000, there were 20 viable stations in the Boston market.

ATLANTA, GA
2001 Radio Market Revenue Rank: 8

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WAEC-AM	2000	Religious	35-64	—	—
WWWE-AM	2000	Hispanic	35-64	—	—

Market Overview

Atlanta is the eighth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Atlanta market have grown from approximately $194.0 million in 1996 to approximately $369.0 million in 2000 at an average annual rate of 16.8%. In 2000, there were 20 viable stations in the Atlanta market.

PHILADELPHIA, PA
2001 Radio Market Revenue Rank: 10
2001 Cluster Market Revenue Share: 5.3%
2001 Cluster Market Revenue Rank: 6

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WXTU-FM	1983	Country	25-54	3.2%	12
WPTP-FM	1997	All 80's	25-54	2.8	13t
WWDB-AM	1986	Financial	35-64 men	—	—
WTMR-AM	1998	Religious	35-64	—	—

t Tied for audience rank.

Market Overview

Philadelphia is the tenth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Philadelphia market have grown from approximately $204.3 million in 1996 to approximately $312.5 million in 2000 at an average annual rate of 10.2%. Radio market revenue decreased 9.4% in 2001, as compared to 2000. In 2000, there were 21.5 viable stations in the Philadelphia market.

MIAMI-FT. LAUDERDALE, FL
2001 Radio Market Revenue Rank: 12
2001 Cluster Market Share: 17.6%
2001 Cluster Market Revenue Rank: 3

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WPOW-FM	1986	Dance CHR	18-34	12.5%	2
WQAM-AM	1996	Sports/Talk	25-54 men	6.0	3
WKIS-FM	1996	Country	25-54	2.6	17t
WWNN-AM	2000	Health	35+	—	—
WHSR-AM	2000	Foreign Language	25-54	—	—

t Tied for audience rank.

Market Overview

Miami-Ft. Lauderdale is the twelfth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Miami-Ft. Lauderdale market have grown from approximately $174.5 million in 1996 to approximately $260.3 million in 2000 at an average annual rate of 11.0%. Radio market revenue decreased 4.7% in 2001, as compared to 2000. In 2000, there were 25 viable stations in the Miami-Ft. Lauderdale market.

LAS VEGAS, NV
2001 Radio Market Revenue Rank: 37
2001 Cluster Market Share: 12.6%
2001 Cluster Market Revenue Rank: 4

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
KJUL-FM	2001	Adult Standards	35-64	7.4%	3t
KSTJ-FM	2001	All 80's	25-54	5.8	5t
KKLZ-FM	2001	Classic Rock	25-54 men	5.3	7

t Tied for audience rank.

Market Overview

Las Vegas is the thirty-seventh largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Las Vegas market have grown from approximately $44.7 million in 1996 to approximately $80.0 million in 2000 at an average annual rate of 16.1%. Radio market revenue increased 0.7% in 2001, as compared to 2000. In 2000, there were 19.5 viable stations in the Las Vegas market.

NEW ORLEANS, LA
2001 Radio Market Revenue Rank: 40

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WBYU-AM	2001	Health	35+	—	—

Market Overview

New Orleans is the fortieth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the New Orleans market have grown from approximately $46.5 million in 1996 to approximately $64.8 million in 2000 at an average annual rate of 9.3%. In 2000, there were 16.5 viable stations in the New Orleans market.

WEST PALM BEACH-BOCA RATON, FL
2001 Radio Market Revenue Rank: 45

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WSBR-AM	2000	Financial	35-64 men	—	—

Market Overview

West Palm Beach-Boca Raton is the forty-fifth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the West Palm Beach-Boca Raton market have grown from approximately $35.3 million in 1996 to approximately $58.0 million in 2000 at an average annual rate of 11.6%. In 2000, there were 15 viable stations in the West Palm Beach-Boca Raton market.

FT. MYERS-NAPLES, FL
2001 Radio Market Revenue Rank: 69
2001 Cluster Market Revenue Share: 30.7%
2001 Cluster Market Revenue Rank: 1

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WRXK-FM	1986	Classic Rock	25-54 men	10.4%	1
WXKB-FM	1995	Adult CHR	18-49 women	8.7	2
WJBX-FM	1998	Alternative Rock	18-34 men	9.0	3
WJPT-FM	1998	Adult Standards	35-64	2.0	15
WWCN-AM	1987	Sports/Talk	25-54 men	1.2	17t

t Tied for audience rank.

Market Overview

Ft. Myers-Naples is the sixty-ninth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Ft. Myers-Naples market have grown from approximately $20.3 million in 1996 to approximately $30.4 million in 2000 at an average annual rate of 10.2%. Radio market revenue increased 2.5% in 2001, as compared to 2000. In 2000, there were 19 viable stations in the Ft. Myers-Naples market.

GREENVILLE-NEW BERN-JACKSONVILLE, NC
2001 Radio Market Revenue Rank: 90
2001 Cluster Market Revenue Share: 55.0%
2001 Cluster Market Revenue Rank: 1

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WIKS-FM	1996	Urban	25-54	12.3%	2
WXNR-FM	1996	Alternative Rock	18-34 men	11.5	3
WNCT-FM	1996	Oldies	35-64	7.9	3
WSFL-FM	1991	Classic Rock	25-54 men	7.7	3
WMGV-FM	1996	Adult Contemporary	25-54 women	7.4	3
WNCT-AM	1996	Hispanic	25-54	—	—

Market Overview

Greenville-New Bern-Jacksonville is the ninetieth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Greenville-New Bern-Jacksonville market have grown from approximately $17.3 million in 1996 to approximately $24.0 million in 2000 at an average annual rate of 10.5%. Radio market revenue decreased 9.6% in 2001, as compared to 2000. In 2000, there were 12 viable stations in the Greenville-New Bern-Jacksonville market.

FAYETTEVILLE, NC
2001 Radio Market Revenue Rank: 96
2001 Cluster Market Revenue Share: 64.9%
2001 Cluster Market Revenue Rank: 1

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WZFX-FM	1997	Urban	18-49	16.6%	1
WKML-FM	1983	Country	25-54	11.2	2
WFLB-FM	1996	Oldies	35-64	6.7	3
WUKS-FM	1997	Urban/Adult Contemporary	25-54	6.7	4t
WAZZ-AM	1997	Nostalgia	55+	5.4	6t
WYRU-AM	1997	Religious	35-64	1.0	24t

t Tied for audience rank.

Market Overview

Fayetteville is the ninety-sixth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Fayetteville market have grown from approximately $12.6 million in 1996 to approximately $20.2 million in 2000 at an average annual rate of 12.4%. Radio market revenue decreased 4.3% in 2001, as compared to 2000. In 2000, there were 9 viable stations in the Fayetteville market.

AUGUSTA, GA
2001 Radio Market Revenue Rank: 118
2001 Cluster Market Revenue Share: 44.9%
2001 Cluster Market Revenue Rank: 1

Station Call Letters	Year Acquired	Format	Target Demographic	Audience Share in Target Demographic	Audience Rank in Target Demographic
WCHZ-FM	1997	Alternative Rock	18-34 men	14.7	1
WAJY-FM	1994	Nostalgia	55+	9.2	3
WGAC-AM	1993	News/Talk/Sports	35-64	7.2	4
WSLT-FM	2001	Adult Contemporary	25-54 women	7.1	4t
WGOR-FM	1992	Oldies	35-64	4.3	7t
WKXC-FM	2001	Country	25-54	5.2	8
WRDW-AM	2000	Sports/Talk	25-54 men	1.8	16t
WRFN-FM	2000	Sports/Talk	25-54 men	—	—

t Tied for audience rank.

Market Overview

Augusta is the one hundred eighteenth largest radio market in the United States based on 2001 radio market revenue. Radio market revenues in the Augusta market have grown from approximately $14.5 million in 1996 to approximately $16.6 million in 2000 at an average annual rate of 3.7%. Radio market revenue decreased 1.8% in 2001, as compared to 2000. In 2000, there were 13.5 viable stations in the Augusta market.

Competition; Changes in Broadcasting Industry

The radio broadcasting industry is highly competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our stations compete for listeners and advertising revenue directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners.

The following are some of the factors that are important to a radio station's competitive position:

- management experience;
- the station's local audience rank in its market;
- transmitter power;
- assigned frequency;
- audience characteristics;
- local program acceptance; and
- the number and characteristics of other radio stations and other advertising media in the market area.

In addition, we attempt to improve our competitive position with promotional campaigns aimed at the demographic groups targeted by our stations and by sales efforts designed to attract advertisers.

The operation of a radio broadcast station requires a license from the FCC. The number of radio stations that can operate in a given market is limited by strict AM interference criteria and availability of FM radio frequencies allotted by the FCC to communities in that market. The number of stations that a single entity may operate in a market is further limited by the FCC's multiple ownership rules that regulate the number of stations serving the same area that may be owned or controlled by a single entity.

Radio station operators are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format. If a competitor were to attempt to compete in either of these fashions, the broadcast cash flow of our affected station could decrease due to increased promotional and other expenses and/ or lower advertising revenues. There can be no assurance that any one of our radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

Our stations also compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media such as newspapers, magazines, network and cable television, outdoor advertising and direct mail. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced such as:

- satellite delivered digital audio radio service, which provides subscriber-based satellite radio services with numerous channels and sound quality equivalent to that of compact discs;
- audio programming by cable systems, direct broadcast satellite systems, internet content providers, personal communications services and other digital audio broadcast formats;
- in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and
- low power FM radio, which will result in additional FM radio broadcast outlets that are designed to serve localized areas.

The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. We cannot assure you, however, that this historical growth will continue or that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

The FCC has adopted licensing and operating rules for satellite delivered audio and in April 1997 awarded two licenses for this service. Satellite delivered audio may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and/ or national audiences. XM Satellite Radio launched its commercial service on September 25, 2001 and Sirius Satellite Radio began the launch of it's service on February 14, 2002. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital sound following industry analysis of technical standards. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and has allotted frequencies in this new band to certain existing AM station licensees that applied for migration to the expanded AM band, subject to the requirement that at the end of a transition period, those licensees return to the FCC the license for their existing AM band. Upon the completion of the migration process, it is expected that some AM stations will have improved coverage because of reduced interference. We have not evaluated the impact of the migration process on our business but do not believe that such impact will be material.

We cannot predict what other matters might be considered in the future by the FCC, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

We employ a number of on-air personalities and generally enter into employment agreements with these personalities to protect our interests in those relationships that we believe to be valuable. The loss of some of these personalities could result in a short-term loss of audience share, but we do not believe that the loss would have a material adverse effect on our business.

Federal Regulation Of Radio Broadcasting

The radio broadcasting industry is subject to extensive and changing regulation of, among other things, program content, advertising content, technical operations and business and employment practices. The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC. Among other things, the FCC:

- assigns frequency bands for broadcasting;
- determines the particular frequencies, locations, operating powers and other technical parameters of stations;
- issues, renews, revokes, conditions and modifies station licenses;
- determines whether to approve changes in ownership or control of station licenses;
- regulates equipment used by stations; and
- adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of stations.

The FCC has the power to impose penalties for violations of its rules or the Communications Act, including the imposition of monetary forfeitures, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, non-renewal of licenses and the revocation of operating authority.

The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

FCC Licenses. Radio stations operate pursuant to renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC is required to hold hearings on a station's renewal application if a substantial or material question of fact exists as to whether the station has served the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet certain requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our licenses could have a material adverse effect on our business.

The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either: Class A stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or Class D AM stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the immediately contiguous suburban and rural areas. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0 and C. In addition, the FCC has adopted a rule that subjects Class C FM stations that do not satisfy a certain antenna height requirement to an involuntary downgrade in class to Class C0 under certain circumstances.

The following table sets forth the metropolitan market served, call letters, FCC license classification, frequency, power and FCC license expiration date of each of the stations that we own following the sale of two FM radio stations in New Orleans, which was completed on March 20, 2002. In many cases, our licenses are held by wholly-owned subsidiaries. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station's coverage during the nighttime hours of operation. Both power ratings are shown, where applicable. For FM stations, the maximum effective radiated power in the main lobe is given.

Market	Station	FCC Class	Frequency	Power in Kilowatts	Expiration Date of FCC License
Boston, MA	WRCA-AM	B	1330 kHz	5 kW	04/01/2006
Atlanta, GA	WAEC-AM	B	860 kHz	5 kW day/.5 kW night	04/01/2004
	WWWE-AM	D	1100 kHz	5 kW day	04/01/2004
Philadelphia, PA	WXTU-FM	B	92.5 MHz	15.5 kW	08/01/2006
	WPTP-FM	B	96.5 MHz	17.0 kW	08/01/2006
	WTMR-AM	B	800 kHz	5 kW day/.5 kW night	06/01/2006
	WWDB-AM	D	860 kHz	10 kW day	08/01/2006

Market	Station	FCC Class	Frequency	Power in Kilowatts	Expiration Date of FCC License
Miami-Ft. Lauderdale, FL	WQAM-AM	B	560 kHz	5 kW day/1 kW night	02/01/2004
	WPOW-FM	C	96.5 MHz	100 kW	02/01/2004
	WKIS-FM	C	99.9 MHz	100 kW	02/01/2004
	WWNN-AM	B	1470 kHz	50 kW day/2.5 kW night	02/01/2004
	WHSR-AM	B	980 kHz	5 kW day/1 kW night	02/01/2004
Las Vegas, NV	KKLZ-FM	C	96.3 MHz	100 kW	10/01/2005
	KJUL-FM	C	104.3 MHz	24.5 kW	10/01/2005
	KSTJ-FM	C	102.7 MHz	100 kW	10/01/2005
New Orleans, LA	WBYU-AM	C	1450 kHz	1 kW	06/01/2004
West Palm Beach-Boca Raton, FL	WSBR-AM	B	740 kHz	2.5 kW day/.94 kW night	02/01/2004
Ft. Myers-Naples, FL	WXKB-FM	C	103.9 MHz	100 kW	02/01/2004
	WRXK-FM	C	96.1 MHz	100 kW	02/01/2004
	WJBX-FM	C2	99.3 MHz	45 kW	02/01/2004
	WJPT-FM	C2	106.3 MHz	50 kW	02/01/2004
	WWCN-AM	B	770 kHz	10 kW day/1 kW night	02/01/2004
Greenville-New Bern-Jacksonville, NC	WSFL-FM	C1	106.5 MHz	100 kW	12/01/2003
	WIKS-FM	C1	101.9 MHz	100 kW	12/01/2003
	WNCT-AM	B	1070 kHz	10 kW day/night	12/01/2003
	WNCT-FM	C	107.9 MHz	100 kW	12/01/2003
	WXNR-FM	C2	99.5 MHz	16.5 kW	12/01/2003
	WMGV-FM	C1	103.3 MHz	100 kW	12/01/2003
Fayetteville, NC	WZFX-FM	C1	99.1 MHz	100 kW	12/01/2003
	WKML-FM	C	95.7 MHz	100 kW	12/01/2003
	WFLB-FM	C	96.5 MHz	100 kW	12/01/2003
	WUKS-FM	C3	107.7 MHz	5.2 kW	12/01/2003
	WAZZ-AM	C	1490 kHz	1 kW day/night	12/01/2003
	WYRU-AM	B	1160 kHz	5 kW day/.25 kW night	12/01/2003
Augusta, GA	WGAC-AM	B	580 kHz	5 kW day/1 kW night	04/01/2004
	WGOR-FM	C3	93.9 MHz	13 kW	04/01/2004
	WCHZ-FM	C3	95.1 MHz	5.7 kW	04/01/2004
	WAJY-FM	A	102.7 MHz	6 kW	12/01/2003
	WRFN-FM	A	93.1 MHz	4.1 kW	04/01/2004
	WRDW-AM	B	1480 kHz	5 kW day/night	04/01/2004
	WKXC-FM	C2	99.5 MHz	24 kW	12/01/2003
	WSLT-FM	A	98.3 MHz	2.8 kW	12/01/2003
	WTEL-AM	B	1630 kHz	10 kW day/1 kW night	04/01/2004

Transfers or Assignment of License. The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the licensee and proposed licensee, including:

- compliance with the various rules limiting common ownership of media properties in a given market;
- the character of the licensee and those persons holding attributable interests in the licensee; and
- compliance with the Communications Act's limitations on alien ownership as well as compliance with other FCC regulations and policies.

To obtain FCC consent to assign or transfer control of a broadcast license, appropriate applications must be filed with the FCC. If the application involves a substantial change in ownership or control, the application must be placed on public notice for not less than 30 days during which time petitions to deny or other objections against the application may be filed by interested parties, including members of the public. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. If the application does not involve a substantial change in ownership or control, it is a pro forma application. The pro forma application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC usually has an additional ten days to set aside the grant on its own motion.

Multiple Ownership Rules. The Communications Act and FCC rules impose specific limits on the number of commercial radio stations an entity can own in a single market. These rules may preclude us from acquiring certain stations we might otherwise seek to acquire. The rules also effectively prevent us from selling stations in a market to a buyer that has reached its ownership limit in the market unless that buyer divests other stations. The local radio ownership rules are as follows:

- in markets with 45 or more commercial radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;
- in markets with 30 to 44 commercial radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;
- in markets with 15 to 29 commercial radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and
- in markets with 14 or fewer commercial radio stations, ownership is limited to five commercial stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

The FCC is also considering proposing a policy that would give special review to a proposed transaction if it would enable a single owner to attain a high degree of revenue concentration in a market. In connection with this, the FCC has invited comment on the impact of concentration in public notices concerning proposed transactions, and has delayed or refused its consent in some cases because of revenue concentration. On November 8, 2001, the FCC issued a notice of proposed rulemaking regarding its rules and policies on ownership and operation of multiple local radio stations and set specific deadlines to expedite the resolution of pending applications. The FCC indicated that it was undertaking a comprehensive examination of its local radio ownership rules and policies in order to develop a framework that will be more responsive to current marketplace realities while continuing to address its public interest concern of promoting diversity and competition. Pending a decision on the proposed rule making proceeding, the FCC has adopted interim rules to review applications. Under the interim rules, the FCC will continue to examine the potential competitive effects of proposed radio station combinations and will continue to rely on a 50/70 screen to identify applications that may raise competitive concerns. Under this screen, an application that proposes a radio station combination that would provide one station group with 50%, or two station groups with 70%, of the radio advertising revenue share of the relevant market will be flagged by the FCC. The FCC will presume that an application that falls below the screen will not raise competition concerns. Conversely, it plans to invite public comment on applications proposing combinations that fall above the screen and intends to carefully consider the potential competitive impact of such proposals before acting upon them. The Notice also set processing targets for such applications. As to applications that have been pending for over one year, the FCC stated that its staff would make a recommendation on the applications within 90 days of the adoption of the Notice. For all other pending applications, the Commission staff is to issue recommendations within six months of the adoption date.

The FCC has revised its radio/television cross-ownership rule to allow for greater common ownership of television and radio stations. The revised radio/television cross-ownership rules permit a single owner to own up to two television stations, consistent with the FCC's rules on common ownership of television stations, together with one radio station in all markets. In addition, an owner will be permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

- in markets where 20 media voices will remain after the consummation of the proposed transaction, an owner may own an additional 5 radio stations, or, if the owner only has one television station, an additional 6 radio stations; and
- in markets where 10 media voices will remain after the consummation of the proposed transaction, an owner may own an additional 3 radio stations.

A media voice includes each independently-owned, full power television and radio station and each daily newspaper, plus one voice for all cable television systems operating in the market.

In addition to the limits on the number of radio stations and radio/television combinations that a single owner may own, the FCC's broadcast/newspaper cross-ownership rule prohibits the same owner from owning a broadcast station and a daily newspaper in the same geographic market.

The FCC generally applies its ownership limits to attributable interests held by an individual, corporation, partnership or other association. In the case of corporations controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock are generally attributable. In addition, certain passive investors are attributable if they hold 20% or more of the corporation's voting stock. The FCC temporarily revoked the single majority shareholder exemption that provided that the interest of minority shareholders in a corporation were not attributable if a single entity or individual held 50% or more of that corporation's voting stock. However, the FCC grandfathered as non-attributable those minority stock interests that were held as of the date of the revocation. On December 3, 2001, the FCC reinstated the single majority shareholder exemption for all transactions after the order.

The FCC also has a rule, known as the equity-debt-plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority stockholder. Under this rule, a major programming supplier or a same-market owner will be an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station's weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television and newspapers, located in the same market as the station, but only if the owner is attributable under an FCC attribution rule other than the equity-debt-plus rule. The attribution rules limit the number of radio stations we may acquire or own in any market.

Alien Ownership Rules. The Communications Act prohibits the issuance or holding of broadcast licenses by persons who are not U.S. citizens, whom the FCC rules refer to as "aliens," including any corporation if more than 20% of its capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. Our certificate of incorporation prohibits the ownership, voting and transfer of our capital stock in violation of the FCC restrictions, and prohibits the issuance of capital stock or the voting rights such capital stock represents to or for the account of aliens or corporations otherwise subject to domination or control by aliens in excess of the FCC limits. The certificate of incorporation authorizes our board of directors to enforce these prohibitions. For example, the certificate of incorporation provides for the redemption of shares of our capital stock by action of the board of directors to the extent necessary to comply with these alien ownership restrictions.

Time Brokerage Agreements. Over the past few years, a number of radio stations have entered into what have commonly been referred to as time brokerage agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with FCC's rules and policies. Under these arrangements, separately-owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of time brokerage agreement is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

The FCC's rules provide that a radio station that brokers more than 15% of the weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of FCC's local radio ownership limits. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another radio station in the same market if we could not own the brokered station under the multiple ownership rules, unless our programming on the brokered station constituted 15% or less of the brokered station's programming time on a weekly basis. FCC rules also prohibit a broadcast station from duplicating more than 25% of its programming on another station in the same broadcast service, that is AM-AM or FM-FM through a time brokerage agreement where the brokered and brokering stations which it owns or programs serve substantially the same area.

Programming and Operations. The Communications Act requires broadcasters to serve the public interest. The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the station's community of license and to maintain records demonstrating this responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although listener complaints may be filed at any time, are required to be maintained in the station's public file and generally may be considered by the FCC at any time. Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act. Those rules regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on human exposure to radio frequency radiation.

On January 20, 2000, the FCC adopted new rules prohibiting employment discrimination by broadcast stations on the basis of race, religion, color, national origin, and gender; and requiring broadcasters to implement programs to promote equal employment opportunities at their stations. The rules generally require broadcast stations to disseminate information about job openings widely so that all qualified applicants, including minorities and women, have an adequate opportunity to compete for the job. These rules were suspended at the beginning of 2001 in response to a January 16, 2001 decision of the Court of Appeals for the District of Columbia that vacated the rules. On December 13, 2001, the FCC sought comments on the new proposed EEO rules. The proposed rules require broadcasters to widely disseminate information about job openings to all segments of the community to ensure that all qualified applicants have sufficient opportunity to apply for the job. The proposed rules require sending job vacancy announcements to recruitment organizations and selecting from a menu of non-vacancy specific outreach approaches such as job fairs, internship programs, and interaction with educational and community groups. Also, broadcasters must file an annual EEO report with the FCC detailing their outreach efforts. Broadcasters with ten or more full-time employees must file a statement with the FCC certifying compliance with the EEO rules in the fourth year of the license term. Broadcaster also must file employment information with the FCC annually for statistical purpose. Until the FCC has issued final rules, the impact of the pending EEO rules are unclear.

The FCC recently issued a decision holding that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time which the station offers to its commercial advertisers. This decision is currently being reconsidered by the FCC. The effect that this FCC decision will have on our programming and commercial advertising operations is uncertain.

Proposed and Recent Changes. Congress and the FCC may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our radio stations, including the loss of audience share and advertising revenues for our radio stations, and an inability to acquire additional radio stations or to finance those acquisitions. Such matters may include:

- changes in the FCC's cross-interest, multiple ownership and attribution policies including the definition of the local market for multiple ownership purposes;
- regulatory fees, spectrum use fees or other fees on FCC licenses;
- streaming fees for radio;
- foreign ownership of broadcast licenses;
- restatement in revised form of FCC's equal employment opportunity rules and revisions to the FCC's rules relating to political broadcasting, including free air time to candidates;
- technical and frequency allocation matters; and
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio.

The FCC currently is considering standards for evaluating, authorizing, and implementing terrestrial digital audio broadcasting technology, including In-Band On-Channel(TM) technology for FM radio stations. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-Band On-Channel technology would permit an FM station to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what regulations the FCC will adopt regarding Digital Audio Broadcasting or In-Band On-Channel technology and what effect such regulations would have on our business or the operations of its radio stations.

On January 20, 2000, the FCC voted to adopt rules creating a new low power FM radio service. The new low power stations will operate at a maximum power of between 10 and 100 watts in the existing FM commercial and non-commercial band. Low power stations may be used by governmental and non-profit organizations to provide noncommercial educational programming or public safety and transportation radio services. No existing broadcaster or other media entity, including us, will be permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants must be based in the area that they propose to serve. Applicants will not be permitted to own more than one station nationwide during the initial two year period. After the initial two year period, entities will be allowed to own up to five stations nationwide, and after three years, the limit will be raised to ten stations nationwide. A single person or entity may not own two low power stations whose transmitters are less than seven miles from each other. The authorizations for the new stations will not be transferable. In April 2001, the FCC adopted third adjacent channel interference protection standard and prohibited any applicant from obtaining a low power FM station license if the applicant has previously engaged in unlicensed operations of a station. The FCC has accepted applications for new low power FM stations and issued some authorizations.

At this time, it is difficult to assess the competitive impact of these new stations. The new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference, although we cannot be certain of the level of interference that low power stations will cause after they begin operating. Moreover, if low power FM stations are licensed in the markets in which we operate our stations, the low power stations may compete for listeners and advertisers. The low power stations may also limit our ability to obtain new license or to modify our existing facilities. Any of these events may materially and adversely impact our operating performance.

Finally, the FCC has adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed for new or major change applications which are mutually exclusive. Such procedures may limit our efforts to modify or expand the broadcast signals of our stations.

We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Laws. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission or the Department of Justice, may investigate certain acquisitions. We cannot predict the outcome of any specific FTC or Department of Justice investigation. Any decision by the FTC or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms.

For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Act requires the parties to file Notification and Report Forms concerning antitrust issues with the FTC and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. If the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including restructuring the proposed acquisition or divesting assets. In addition, the investigating agency could file suit in federal court to enjoin the acquisition or to require the divestiture of assets, among other remedies. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the FTC or the Department of Justice under the antitrust laws before or after consummation. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that local marketing agreements, joint sales agreements, time brokerage agreements and other similar agreements customarily entered into in connection with radio station transfers could violate the Hart-Scott-Rodino Act if such agreements take effect prior to the expiration of the waiting period under the Hart-Scott-Rodino Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Act and has challenged joint sales agreements in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the Department of Justice has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed these benchmarks.

Employees

On December 31, 2001, we had a staff of 519 full-time employees and 150 part-time employees. We are a party to a collective bargaining agreement with the American Federation of Television and Radio Artists. This agreement applies only to some employees at WXTU-FM in Philadelphia. The collective bargaining agreement expired on March 31, 2000; however we continue to operate under similar provisions as we renegotiate the agreement. We believe that our relations with our employees are good.

Environmental

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

ITEM 2. PROPERTIES

The types of facilities required to support each of our radio stations include offices, studios and transmitter and antenna sites. We typically lease our office and studio broadcasting space with lease terms from three to ten years, although we do own some of our facilities. Our principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, Florida 34103. We lease that building from Beasley Broadcasting Management Corp., which is wholly-owned by George G. Beasley. We currently have a month to month lease and pay approximately $7,400 per month. We lease the majority of our towers from Beasley Family Towers, Inc., which is a corporation owned by George G. Beasley, Bruce G. Beasley, Caroline Beasley, Brian E. Beasley and other family members of George G. Beasley. The transmitter and antenna site for each station is generally located so as to provide maximum market coverage, consistent with the station's FCC license.

No one facility is material to us. We believe that our facilities are generally in good condition and suitable for our operations. However, we continually look for opportunities to upgrade our facilities and may do so in the future. Substantially all of our properties and equipment serve as collateral for our obligations under our credit facility.

ITEM 3. LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

On December 29, 1998, we filed a lawsuit in the Circuit Court of the Eleventh Judicial Circuit, Miami-Dade County, against the Florida Marlins Inc., Florida Marlins Baseball Team, Ltd., and Front Row Communications for breach of contract and other related claims. The lawsuit is based on actions taken by the Florida Marlins major league baseball team to trade or release key players of the Marlins after the 1997 season, thereby transforming the Marlins into a non-competitive team. On May 22, 1999, the Marlins countersued for breach of contract. On January 14, 2000, the court dismissed the Marlins' motion for summary judgment. On January 10, 2001, we settled both lawsuits with the other parties with no material impact on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Beasley Broadcast Group, Inc. has two authorized and outstanding classes of equity securities: Class A common stock, $.001 par value, and Class B common stock, $.001 par value. Our Class A common stock trades on Nasdaq's National Market System under the symbol "BBGI". There is no established public trading market for our Class B common stock. Quarterly high and low prices of our Class A common stock are shown below:

Fiscal 2001	High	Low
First Quarter	$15.625	$ 9.250
Second Quarter	17.000	12.750
Third Quarter	16.250	10.250
Fourth Quarter	13.900	8.720
Fiscal 2000		
February 11–March 31	$14.125	$ 9.250
Second Quarter	14.750	7.750
Third Quarter	15.813	9.688
Fourth Quarter	9.953	7.563

As of March 22, 2002, the number of holders of our Class A common stock was approximately 725. As of March 22, 2002, the number of holders of our Class B common stock was nine.

We did not pay any dividends in the year 2000 or 2001 and do not anticipate paying any cash dividends in the foreseeable future. Additionally, our credit facility prohibits us from paying cash dividends and restricts our ability to make other distributions with respect to our capital stock.

ITEM 6. SELECTED FINANCIAL DATA

We have derived the selected financial data shown below as of and for the years ended December 31, 1997 and 1998 and as of December 31, 1999 from our audited combined financial statements, which are not included in this report. We have derived the selected financial data shown below for the year ended December 31, 1999 from our audited combined financial statements included elsewhere in this report. We have derived the selected financial data shown below as of and for the years ended December 31, 2000 and 2001 from our audited consolidated financial statements included elsewhere in this report.

As you review the information contained in the following table and throughout this report, you should note the following:

- From January 1, 1997 to February 10, 2000, we operated as a series of partnerships and subchapter S corporations under the Internal Revenue Code. Accordingly, we were not liable for federal and some state and local corporate income taxes, as we would have been if we had been treated as a subchapter C corporation. During these periods, our stockholders included our taxable income or loss in their federal and applicable state and local income tax returns. The pro forma amounts shown in the table reflect provisions for federal, state and local income taxes, applied to income (loss) before pro forma income taxes, as if we had been taxed as a subchapter C corporation. On February 11, 2000, our subchapter S status terminated.
- For purposes of our historical financial statements, the term pro forma refers to the adjustments necessary to reflect our status as a subchapter C corporation for income tax purposes rather than a series of subchapter S corporations and partnerships, distributions to equity holders for income taxes on income of entities comprising Beasley Broadcast Group, Inc. prior to the reorganization, the distribution of untaxed

retained income and subsequent re-contribution of the same amounts as additional paid-in capital and the fair value adjustment necessary to record the acquisition of minority shareholder interest using the purchase method of accounting.

- *Broadcast cash flow* consists of operating income (loss) before corporate general and administrative expenses, equity appreciation rights, format change expenses, employee and contract termination expenses, depreciation and amortization, and impairment loss on long-lived assets.
- *Broadcast cash flow margin* represents broadcast cash flow as a percentage of net revenues.
- *EBITDA* consists of broadcast cash flow minus corporate general and administrative expenses.
- *After-tax cash flow* consists of net income (loss) minus gains on sales of radio stations and cumulative effect of accounting change plus the following: depreciation and amortization, deferred income tax expense (or minus deferred income tax benefit), nonrecurring items and other non-cash charges.

Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance or liquidity calculated in accordance with generally accepted accounting principles, we believe that these measures are useful to an investor in evaluating our performance. These measures are widely used in the broadcast industry to evaluate a radio company's operating performance. However, you should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. In addition, because broadcast cash flow, EBITDA and after-tax cash flow are not calculated in accordance with generally accepted accounting principles, they are not necessarily comparable to similarly titled measures employed by other companies.

The comparability of the historical financial information reflected below has been significantly affected by acquisitions and dispositions. You should read the selected financial data together with "Management Discussion and Analysis of Financial Condition and Results of Operations" and our combined and consolidated financial statements and the related notes included elsewhere in this report.

	Year ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands except per share data, shares outstanding and margin data)				
Operating Data:					
Net revenues	$ 73,704	$ 81,433	$ 93,621	$ 106,154	$ 115,205
Operating expenses:					
Radio station operating expenses	55,247	61,692	66,661	71,725	82,895
Corporate general and administrative	2,055	2,498	2,764	3,992	4,684
Equity appreciation rights	—	—	606	1,174	—
Format change expenses	—	—	—	1,545	—
Employee and contract termination expenses	—	—	—	—	1,528
Depreciation and amortization	14,174	16,096	16,410	17,409	27,554
Impairment loss on long-lived assets	4,124	—	—	—	7,000
Total operating expenses	75,600	80,286	86,441	95,845	123,661
Operating income (loss)	(1,896)	1,147	7,180	10,309	(8,456)
Other income (expense):					
Interest expense	(13,606)	(13,602)	(14,008)	(8,813)	(16,652)
Loss on investment	—	—	—	(2,400)	(1,585)
Loss on decrease in fair value of derivative financial instruments	—	—	—	—	(4,696)
Other non-operating income (expense)	54	(160)	776	304	2,367
Gain on sale of radio stations	82,067	4,028	—	—	—
Total other income (expense)	68,515	(9,734)	(13,232)	(10,909)	(20,566)
Income (loss) before income taxes	66,619	(8,587)	(6,052)	(600)	(29,022)
Current income tax expense	—	—	—	3,598	(1,847)
Deferred income tax expense	—	—	—	25,400	(5,377)
Income (loss) before cumulative effect of accounting change	66,619	(8,587)	(6,052)	(29,598)	(21,798)
Cumulative effect of accounting change	—	—	—	—	41
Net income (loss)	$ 66,619	$ (8,587)	$ (6,052)	$ (29,598)	$ (21,757)
Pro-forma current income tax expense (benefit)	7,054	(5,010)	692	N/A	N/A
Pro-forma deferred income tax expense (benefit)	18,741	1,760	(2,896)	N/A	N/A
Pro-forma net income (loss)	$ 40,824	$ (5,337)	$ (3,848)	N/A	N/A
Basic and diluted net loss per share	—	—	—	(1.26)	(0.90)
Pro forma basic and diluted net income (loss) per share	2.34	(0.31)	(0.22)	—	—
Weighted average common shares outstanding—basic	17,423,441	17,423,441	17,423,441	23,506,091	24,273,441
Weighted average common shares outstanding—diluted	17,423,441	17,423,441	17,423,441	23,519,406	24,303,019
Other Data:					
Broadcast cash flow	$ 18,457	$ 19,741	$ 26,960	$ 34,429	$ 32,310
Broadcast cash flow margin	25%	24%	29%	32%	28%
EBITDA	$ 16,402	$ 17,243	$ 24,196	$ 30,438	$ 27,626
After tax cash flow	—	—	—	18,473	14,033
Pro-forma after tax cash flow	(4,204)	8,491	10,379	—	—
Cash provided by (used in):					
Operating activities	$ 1,586	$ 4,921	$ 7,195	$ 7,705	$ 9,360
Investing activities	18,871	(12,527)	(2,760)	(29,057)	(133,346)
Financing activities	(17,052)	4,689	(2,192)	20,092	123,242

	As of December 31,				
	1997	1998	1999	2000	2001
	(in thousands)				
Balance Sheet:					
Cash and cash equivalents	$ 7,678	$ 4,760	$ 7,003	$ 5,743	$ 4,999
Intangibles, net	145,487	151,048	137,287	164,894	258,135
Total assets	193,440	194,773	185,861	218,159	318,594
Long-term debt	152,644	163,285	163,123	103,487	225,498
Total stockholders' equity (deficit)	19,579	6,041	(2,919)	78,958	57,201

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

A radio broadcasting company derives its revenues primarily from the sale of broadcasting time to local and national advertisers. The advertising rates that a radio station is able to charge and the number of advertisements that can be broadcast without jeopardizing listener levels largely determine those revenues. Advertising rates are primarily based on three factors:

- a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company;
- the number of radio stations in the market competing for the same demographic groups; and
- the supply of, and demand for, radio advertising time.

In 2001, we generated 72% of our revenues from local advertising, which is sold primarily by each individual radio station's local sales staff. We generated 18% of our revenues from national advertising in 2001, which is purchased through independent, national advertising sales representatives by customers that want to advertise nationwide. We generated the balance of our revenues principally from promotional events and sales to broadcasting networks that purchase commercial airtime.

Our operations are divided into three reportable segments, Radio Group One, Radio Group Two, and Radio Group Three. The total assets, net revenues, broadcast cash flow and other financial information for these segments is contained in the notes to our financial statements included in Item 8 of this report.

Several factors may adversely affect a radio broadcasting company's performance in any given period. In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenues are lowest in the first calendar quarter of the year. We generally incur advertising and promotional expenses to increase listenership and Arbitron ratings. However, because Arbitron reports ratings quarterly in most of our markets, any increased ratings, and therefore increased advertising revenues, tend to lag behind the incurrence of advertising and promotional spending.

In the broadcasting industry, radio stations often utilize trade or barter agreements to reduce cash expenses by exchanging advertising time for goods or services. In order to maximize cash revenue from our inventory, we minimize our use of trade agreements and during the five years prior to 2000 have held barter revenues under 5% of our gross revenues and barter related broadcast cash flow under 3% of our broadcast cash flow. However, barter revenues increased as a percentage of our gross revenues and barter related broadcast cash flow increased as a percentage of our broadcast cash flow in fiscal 2000 and 2001 due to our investments in eTour, Inc. and FindWhat.com. As of December 31, 2001, we have completed our barter agreements with eTour, Inc. and FindWhat.com.

We calculate same station results by comparing the performance of radio stations at the end of a relevant period to the performance of those same stations in the prior year's corresponding period, including the effect of barter revenues and expenses. These results exclude six stations that were acquired during the first quarter of 2001, two stations that were acquired during the second quarter of 2001, and the results from November 1, 2000 to October 31, 2001 for one station that changed formats during the fourth quarter of 2000.

Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, equity appreciation rights, format change expenses, employee and contract termination expenses, depreciation and amortization and impairment loss on long-lived assets and may not be comparable to similarly titled measures employed by other companies. Same station broadcast cash flow is the broadcast cash flow of the radio stations included in our same station calculations.

For purposes of the following discussion, pro forma net income represents historical income before income taxes adjusted as if we were treated as a subchapter C corporation during all relevant periods at an effective tax rate of 38.62%, applied to income before income taxes.

Results of Operations

As of February 1, 2001, we acquired three FM radio stations in the Las Vegas market and two FM and one AM radio stations in the New Orleans market for an aggregate purchase price of approximately $113.5 million, plus a working capital adjustment of approximately $2.8 million. This acquisition contributed to higher net revenues and station operating expenses during 2001.

On April 2, 2001, we acquired two FM radio stations in the Augusta, Georgia market for approximately $12.0 million. This acquisition contributed to higher net revenues and station operating expenses during 2001.

On May 7, 2001, we received a letter from the management of eTour, Inc. stating that eTour, Inc. is in the process of winding down. Based on this information, we stopped placement of any further advertising air time for eTour, Inc. and recorded a loss on investment of approximately $1.6 million, the recorded cost of the 396,354 shares earned as of May 7, 2001.

On October 31, 2001, we entered into a definitive agreement with Wilks Broadcasting LLC to sell WRNO-FM and KMEZ-FM in the New Orleans market for approximately $23.0 million, subject to certain adjustments. In connection with the definitive agreement, we entered into a time brokerage agreement, which allowed Wilks Broadcasting to operate WRNO-FM and KMEZ-FM, beginning November 1, 2001 in exchange for a monthly fee and reimbursement of certain expenses. On October 31, 2001, the carrying amount of WRNO-FM and KMEZ-FM exceeded the sales price, therefore we recorded an impairment loss on long-lived assets of $7.0 million during the third quarter of 2001. In connection with the pending sale of WRNO-FM and KMEZ-FM, we recorded employee and contract termination expenses of approximately $0.9 million during the fourth quarter of 2001.

On March 20, 2002, we terminated the time brokerage agreement and completed the sale of WRNO-FM and KMEZ-FM to Wilks Broadcasting LLC. As consideration for the sale of these two stations we received $23.0 million, subject to certain adjustments, including $19.65 million in cash and $3.35 million in the form of a note payable from Wilks Broadcasting LLC. The note accrues interest at 9% per annum and the principal amount and all accrued interest are due on June 20, 2004. We used $19.5 million of the net cash proceeds to repay a portion of the outstanding term loan under our credit facility.

In 1997, we entered into contracts for the radio broadcast rights relating to the Miami Dolphins, Florida Marlins and Florida Panthers sports franchises. These contracts grant WQAM-AM the exclusive, English language rights for live radio broadcasts of the sporting events of these franchises for a five year term which began in 1997. The contracts require us to pay fees and to provide commercial advertising and other considerations. As of December 31, 2001, remaining payments of fees are as follows: $359,000 in 2002. For the years ended December 31, 1999, 2000 and 2001, the contract expense calculated on a straight-line basis and other direct expenses exceeded related revenues by approximately $3.5 million, $4.0 million and $3.7 million, respectively.

During 2001, we experienced a softer advertising environment due to slowing economic conditions. In response to the reduction in net revenues we took significant steps to cut costs not vital to programming and sales and we continued consolidation of our operations. In connection with this response, we recorded employee and contract termination expenses of approximately $0.6 million during the fourth quarter of 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenue. Net revenue increased 8.5% to $115.2 million for 2001 from $106.2 million for 2000. The increase was primarily due to our radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001, in the Augusta, Georgia market during the second quarter of 2001 and the inclusion of net revenue for an entire year from our radio station acquisitions in the Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets during the second quarter of 2000. The increase was partially offset by lower revenues at most of our radio stations due to the softer advertising environment and at WPTP-FM in the Philadelphia market due to the format change during the fourth quarter of 2000. On a same station basis, net revenues decreased 3.6% to $96.6 million for 2001 from $100.2 million for 2000.

Station Operating Expenses. Station operating expenses increased 15.6% to $82.9 million for 2001 from $71.7 million for 2000. The increase was primarily due to our radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001 and in the Augusta, Georgia market during the second quarter of 2001. On a same station basis, station operating expenses increased 1.6% to $67.1 million for 2001 from $66.0 million for 2000.

Broadcast Cash Flow. Broadcast cash flow decreased 6.2% to $32.3 million for 2001 from $34.4 million for 2000. The decrease was primarily due to lower revenues at most of our radio stations due to the softer advertising environment and at WPTP-FM in the Philadelphia market due to a format change during the fourth quarter of 2000. The decrease was partially offset by additional broadcast cash flow associated with our radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001, in the Augusta market during the second quarter of 2001, and the inclusion of broadcast cash flow for an entire year from our radio station acquisitions in the Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets during the second quarter of 2000. On a same station basis, broadcast cash flow decreased 13.6% to $29.5 million for 2001 from $34.2 million for 2000.

Corporate General and Administrative Expenses. Corporate general and administrative expenses increased 17.3% to $4.7 million for 2001 from $4.0 million for 2000. The increase was primarily due to higher general and administrative expenses associated with our radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001. In addition, the increase is due to our operating as a public company for the entire fiscal year 2001 as compared to a partial fiscal year 2000.

Depreciation and Amortization. Depreciation and amortization increased 58.3% to $27.6 million for 2001 from $17.4 million for 2000. The increase was primarily due to additional amortization and depreciation expense associated with our radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001, in the Augusta, Georgia market during the second quarter of 2001, and the inclusion of depreciation and amortization for an entire year from our radio station acquisitions in the Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets during the second quarter of 2000.

Interest Expense. Interest expense increased 89.0% to $16.7 million for 2001 from $8.8 million for 2000. The increase was primarily due to increased borrowings under our credit facility to finance the radio station acquisitions in the Las Vegas and New Orleans markets during the first quarter of 2001 and in the Augusta, Georgia market during the second quarter of 2001. The increase was partially offset by a decrease in interest rates on our credit facility.

Net Loss. Net loss for 2001 was $21.8 million compared to a net loss of $29.6 million for 2000. The change is partially due to the decrease in broadcast cash flow, and the increases in corporate general and administrative, depreciation and amortization and interest expense. In addition, the net loss for 2001 includes expenses of $1.5 million associated with employee and contract termination expenses due to the impending sale of WRNO-FM and KMEZ-FM in the New Orleans market and continued consolidation of our operations, a $7.0 million impairment loss on long-lived assets due to the impending sale of WRNO-FM and KMEZ-FM in the New Orleans market, a $1.6 million loss on our investment in eTour, Inc., a $4.7 million loss in the fair value of our derivative financial instruments due to the adoption of SFAS 133 and a $2.6 million gain on a previously written off related party receivable. The net loss for 2000 includes the establishment of a $27.6 million net deferred tax liability upon conversion from a series of subchapter S corporations to a series of subchapter C corporations as a result of the initial public offering and corporate reorganization, the redemption of equity appreciation rights for $1.2 million, expenses of $1.5 million associated with the format change at WPTP-FM in the Philadelphia market, and a $2.4 million unrealized loss on our investment in FindWhat.com.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenue. Net revenue increased 13.4% to $106.2 million for 2000 from $93.6 million for 1999. The increase was primarily due to revenue growth at most of our existing radio stations, particularly in the Miami-Ft. Lauderdale and Greenville-New Bern-Jacksonville markets. In addition, net revenues increased due to our radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets. Net revenues decreased in the Philadelphia market due to programming changes. On a same station basis, net revenues increased 10.8% to $99.7 million for 2000 from $90.0 million for 1999.

Station Operating Expenses. Station operating expenses increased 7.6% to $71.7 million for 2000 from $66.7 million for 1999. The increase was primarily due to increased station operating expenses at most of our existing radio stations associated with generating the growth in net revenues. In addition, station operating expenses increased due to our radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets. Station operating expenses decreased in the Philadelphia market due to programming changes. On a same station basis, station operating expenses increased 7.4% to $65.2 million for 2000 from $60.7 million for 1999.

Broadcast Cash Flow. Broadcast cash flow increased 27.7% to $34.4 million for 2000 from $27.0 million for 1999. The increase was primarily due to the additional broadcast cash flow generated through revenue growth and increased operating efficiencies at most of our existing radio stations, particularly in the Greenville-New Bern-Jacksonville and Philadelphia markets. In addition, broadcast cash flow increased due to our radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets. On a same station basis, broadcast cash flow increased 17.8% to $34.5 million for 2000 from $29.3 million for 1999.

Corporate General and Administrative Expenses. Corporate general and administrative expenses increased 44.4% to $4.0 million for 2000 from $2.8 million for 1999. The increase was primarily due to higher general and administrative expenses associated with our revenue growth over the same period and from operating as a public company.

Depreciation and Amortization. Depreciation and amortization increased 6.1% to $17.4 million for 2000 from $16.4 million for 1999. The increase was primarily due to additional amortization and depreciation associated with the acquisitions of radio stations in Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets.

Interest Expense. Interest expense decreased 37.1% to $8.8 million in 2000 from $14.0 million for 1999. The decrease was primarily due to the repayment of $58.5 million of the credit facility as well as the repayment of all outstanding notes payable to related parties with proceeds from the initial public offering. This decrease was partially offset by an increase in interest expense due to financing the radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets with borrowings from our credit facility.

Net Loss. Net loss for 2000 was $29.6 million compared to a pro forma net loss of $3.8 million for 1999. The increase in the loss was primarily due to the establishment of a $27.6 million net deferred tax liability upon conversion from a series of subchapter S corporations to a series of subchapter C corporations, the $1.2 million redemption of equity appreciation rights as a result of the initial public offering and corporate reorganization, the expenses of approximately $1.5 million associated with the format change at WPTP-FM in the Philadelphia market, the increase in amortization and depreciation associated with the acquisition of radio stations in Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets, and the $2.4 million unrealized loss on our investment in FindWhat.com. The net loss for the year ended December 31, 2000 was partially offset by the additional net income generated through the revenue growth, increased operating efficiencies at most of our existing radio stations and the decrease in interest expense due to reduced borrowings from our credit facility.

Liquidity and Capital Resources

Overview. Our primary sources of liquidity are internally-generated cash flow and our credit facility. Our liquidity needs have been and will continue to be for working capital, debt service, radio station acquisitions and other general corporate purposes, including capital expenditures. We expect to provide for future liquidity needs through one or a combination of the following:

- internally-generated cash flow;
- our credit facility;
- additional borrowings, other than under our existing credit facility, to the extent permitted; and
- additional equity offerings.

As of December 31, 2001, we held $5.0 million in cash and cash equivalents and had $74.5 million in remaining commitments under our credit facility, however, our financial covenants as of December 31, 2001 would have limited additional borrowings to $0.7 million.

Net Cash Provided by (Used in) Operating Activities. Net cash provided by operating activities was $9.4 million and $7.7 million for 2001 and 2000, respectively. The change is primarily due to the $2.6 million gain on a previously written off related party receivable and a $2.8 million increase in non-cash working capital during 2001, partially offset by a decrease in broadcast cash flow totaling $2.1 million, expenses of $1.5 million associated with employee and contract termination expenses due to the impending sale of WRNO-FM and KMEZ-FM in the New Orleans market and continued consolidation of our operations, and additional interest expense associated with financing our radio station acquisitions totaling $7.8 million. In 2000, net cash provided by operating activities was decreased by the redemption of equity appreciation rights totaling $1.2 million, expenses of $1.5 million associated with the format change at WPTP-FM in the Philadelphia market, and additional current income tax expense of $5.4 million.

Net cash provided by operating activities was $7.7 million and $7.2 million for 2000 and 1999, respectively. Equity appreciation rights totaling $1.2 million were redeemed during the year ended December 31, 2000; however this redemption was offset by the additional net income generated through the revenue growth, increased operating efficiencies at most of our existing radio stations, and the decrease in interest expense due to reduced borrowings from our credit facility.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities was $133.3 million and $29.1 million 2001 and 2000, respectively. The change is primarily due to the acquisition of three radio stations in the Las Vegas market, three radio stations in the New Orleans market and two radio stations in the Augusta, Georgia market in 2001 for an aggregate $128.3 million compared to the acquisition of two radio stations in the Atlanta market, one radio station in the Boston market, two radio stations in the Miami-Ft. Lauderdale market and one radio station in the West Palm Beach-Boca Raton market in 2000 for an aggregate $34.8 million. In addition, net cash used in investing activities was also increased in 2001 by payments totaling $2.5 million for a signal upgrade. Net cash used in 2000 was offset by the repayment of loans to the former S corporation stockholders and increased by repayment of notes receivable from related parties and stockholders.

Net cash used in investing activities was $29.1 million and $2.8 million for 2000 and 1999, respectively. The change was partially due to loans to the former S corporation stockholders and the subsequent repayment of these loans and all other outstanding notes receivable from related parties and stockholders as a result of our initial public offering. The change was also partially due to the radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets and expenditures for property and equipment.

Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was $123.2 million and $20.1 million for 2001 and 2000, respectively. The change is primarily due to financing the acquisitions of three radio stations in the Las Vegas market, three radio stations in the New Orleans market and two radio stations in the Augusta, Georgia market in 2001 for an aggregate $123.2 million compared to financing the acquisitions of two radio stations in the Atlanta market, one radio station in the Boston market, two radio stations in the Miami-Ft. Lauderdale market and one radio station in the West Palm Beach-Boca Raton market in 2000 for an aggregate $34.8 million. In 2000, net cash was increased by the initial public offering proceeds, less associated costs, which were used to repay $58.5 million of the credit facility and all outstanding notes payable to related parties. In 2000, we also refinanced our credit facility with an outstanding balance of $102.2 million and paid loan fees totaling $2.9 million. In 2000, net cash was also decreased by distributions totaling $2.3 million to the former S corporation stockholders.

Net cash provided by financing activities was $20.1 million for 2000 and net cash used in financing activities was $2.2 million for 1999. The change was partially due to distributions made to the former S corporation stockholders prior to our initial public offering. The change was also partially due to the proceeds from our initial public offering, less related costs, which were used for repayment of approximately $58.5 million of the credit facility and all outstanding notes payable to related parties. The change was also partially due to additional borrowings from our credit facility to complete the radio station acquisitions in the Atlanta, Boston, Miami-Ft. Lauderdale and West Palm Beach-Boca Raton markets. The change was also partially due to payments of loan fees related to the refinancing of our credit facility.

Credit Facility. As of December 31, 2001, the maximum commitment under our credit facility was $300.0 million and the outstanding balance was $225.5 million. The credit facility consists of a $150.0 million revolving credit loan and a $150.0 million term loan. The revolving credit loan includes a $50.0 million sub-limit for letters of credit. The credit facility bears interest at either the base rate or LIBOR plus a margin that is determined by our debt to cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds effective rate plus 0.5%. As of December 31, 2001, the credit facility carried interest at an average rate of 5.0625%. Interest is generally payable monthly through maturity on June 30, 2008. The scheduled reductions in the amount available under the credit facility may require principal repayments if the outstanding balance at that time exceeds the new maximum available amount under the credit facility. The credit agreement requires us to maintain certain financial ratios and includes restrictive covenants. The loans are secured by substantially all assets of the company.

As of December 31, 2001, the scheduled reductions of the maximum commitment of our credit facility for the next five years and thereafter were as follows:

	Revolving Credit Loan	Term Loan	Total Credit Facility
2002	$ —	$ 15,000,000	$ 15,000,000
2003	—	22,500,000	22,500,000
2004	15,000,000	22,500,000	37,500,000
2005	22,500,000	22,500,000	45,000,000
2006	22,500,000	22,500,000	45,000,000
Thereafter	90,000,000	45,000,000	135,000,000
Total	$150,000,000	$150,000,000	$300,000,000

As of December 31, 2001, assuming the disposition of WRNO-FM and KMEZ-FM in the New Orleans market had been completed and we had used $19.5 million of the net cash proceeds therefrom to repay a portion of the outstanding term loan, our credit facility would have had an outstanding balance of approximately $206.0 million.

We must pay a quarterly unused commitment fee, which is based upon our total leverage to operating cash flow ratio and ranges from 0.25% to 0.375% of the unused portion of the maximum commitment. If the unused portion exceeds 50% of the maximum commitment the fee is increased by 0.375%. For the year ended December 31, 2001, our unused commitment fee was approximately $329,000.

We are required to satisfy financial covenants, which require us to maintain specified financial ratios and to comply with financial tests, such as ratios for maximum total leverage, minimum interest coverage and minimum fixed charges. As of December 31, 2001, these financial covenants include:

- *Maximum Total Leverage Test.* From July 1, 2001 through March 30, 2002, our total debt as of the last day of each quarter must not exceed 7.0 times our operating cash flow for the four quarters ending on that day. As of March 31, 2002, the maximum ratio is 6.25 times. For the period from April 1, 2002 through December 31, 2002, the maximum ratio is 6.0 times. For each twelve-month period after December 31, 2002, the maximum ratio will decrease by 0.5 times. For all periods after January 1, 2006, the maximum ratio is 4.0 times. The operating cash flow definition excludes certain losses associated with the Florida Marlins sports contract until its expiration in the fourth quarter of 2001.

- *Minimum Interest Coverage Test.* From October 1, 2001 through March 31, 2002, our operating cash flow for the four quarters ending on the last day of each quarter must not be less than 1.5 times the amount of our interest expense. For the period from April 1, 2002 through September 30, 2002, the minimum ratio is 1.75 times. For all periods after October 1, 2002, the minimum ratio is 2.0 times.
- *Minimum Fixed Charges Test.* Our operating cash flow for any four consecutive quarters must not be less than 1.10 times the amount of our fixed charges. Fixed charges include interest expense, current income tax expense, capital expenditures, and scheduled principal repayments.

As of December 31, 2001, we were in compliance with all applicable financial covenants. As of December 31, 2001, our total leverage ratio was 6.98 times operating cash flow, our interest coverage ratio was 1.79 times interest expense, and our fixed charges ratio was 1.54 times fixed charges.

Failure to comply with these or any other of our financial covenants could result in the acceleration of the maturity of our outstanding debt.

We believe that we will have sufficient liquidity and capital resources to permit us to meet our financial obligations for at least the next twelve months. Poor financial results, unanticipated opportunities or unanticipated expenses could give rise to additional financing requirements sooner than we expect; and, we may not secure financing when needed or on acceptable terms.

The credit facility also prohibits us from paying cash dividends and restricts our ability to make other distributions with respect to our capital stock. The credit facility also contains other customary restrictive covenants. These covenants limit our ability to:

- incur additional indebtedness and liens;
- enter into certain investments or joint ventures;
- consolidate, merge or effect asset sales;
- make overhead expenditures;
- enter sale and lease-back transactions;
- sell or discount accounts receivable;
- enter into transactions with affiliates or stockholders;
- sell, assign, pledge, encumber or dispose of capital stock; or
- change the nature of our business.

Credit Facility Amendment . On March 20, 2002, we entered into an amendment to our credit agreement that revised certain financial covenants as follows:

- *Maximum Total Leverage Test.* As of March 30, 2002, our total debt must not exceed 7.0 times our operating cash flow for the four quarters ending on that day and as of March 31, 2002, the maximum ratio is 7.25 times. For the period from April 1, 2002 through June 30, 2002, the maximum ratio is 7.0 times. For the period from July 1, 2002 through September 30, 2002 the maximum ratio is 6.75 times. For the period from October 1, 2002 through December 31, 2002 the maximum ratio is 6.25 times. For the period from January 1, 2003 through March 31, 2003 the maximum ratio is 6.0 times. For the period from April 1, 2003 through December 31, 2003 the maximum ratio is 5.5 times. For the period from January 1, 2004 through December 31, 2004 the maximum ratio is 5.0 times. For the period from January 1, 2005 through December 31, 2005 the maximum ratio is 5.0 times. For all periods after January 1, 2006, the maximum ratio is 4.0 times.

- *Minimum Interest Coverage Test.* Our operating cash flow for the four quarters ending March 31, 2002 must not be less than 1.5 times the amount of our interest expense. For the period from April 1, 2002 through June 30, 2002, the minimum ratio is 1.6 times. For the period from July 1, 2002 through September 30, 2002, the minimum ratio is 1.75 times. For all periods after October 1, 2002, the minimum ratio is 2.0 times.
- *Minimum Fixed Charges Test.* Our operating cash flow for any four consecutive quarters must not be less than 1.05 times the amount of our fixed charges. Fixed charges include interest expense, current income tax expense, capital expenditures, and scheduled principal repayments.

Failure to comply with these or any other of our financial covenants could result in the acceleration of the maturity of our outstanding debt.

In addition, the maximum commitment under our revolving credit loan was reduced by $30.5 million and the outstanding balance and maximum commitment of our term loan were reduced by $19.5 million as a result of the application of the net cash proceeds from the sale of WRNO-FM and KMEZ-FM in the New Orleans market on March 20, 2002.

As of March 20, 2002, the scheduled reductions of the revised maximum commitment of our credit facility for fiscal 2002, the next four years and thereafter are as follows:

	Revolving Credit Loan	Term Loan	Total Credit Facility
2002	$ —	$ 13,050,000	$ 13,050,000
2003	—	19,575,000	19,575,000
2004	11,950,000	19,575,000	31,525,000
2005	17,925,000	19,575,000	37,500,000
2006	17,925,000	19,575,000	37,500,000
Thereafter	71,700,000	39,150,000	110,850,000
Total	$119,500,000	$130,500,000	$250,000,000

Contractual Cash Obligations

Our contractual cash obligations as of December 31, 2001, consist of the following:

	Total	Less than 1 year	1 to 3 years	4 to 5 Years	After 5 years
Long-term debt (1)	$225,498,000	$15,009,000	$60,003,000	$90,000,000	$60,486,000
Operating leases	22,578,000	2,334,000	4,258,000	3,392,000	12,594,000
Other operating contracts (2)	9,545,000	2,898,000	4,844,000	1,803,000	—
Total contractual cash obligations	$257,621,000	$20,241,000	$69,105,000	$95,195,000	$73,080,000

(1) The maturity on our credit facility could be accelerated if we do not maintain certain covenants.

(2) Other operating contracts include contracts for sports programming rights, on-air personalities, and rating services.

Other Commercial Commitments

As of December 31, 2001, we had four interest rate collar agreements outstanding which currently require us to make interest payments based on the floor rate of interest and notional amount as stated in the collar agreements. As of December 31, 2001, the notional amount upon maturity of these collar agreements was $115.0 million. Due to the decline in interest rates during 2001, the estimated fair value of these collar agreements decreased and we recorded a $4.6 million liability for derivative financial instruments as of December 31, 2001. The estimated fair value of each interest rate collar agreement is based on the amounts we would expect to pay to terminate the agreement. These amounts could become due and payable prior to the expiration of the agreements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. We base our estimates on historical experience and assumptions we consider reasonable at the time of making those estimates. We evaluate our estimates on an on-going basis. Actual results may differ from these estimates under different circumstances or using different assumptions.

We have recorded an allowance for doubtful accounts for estimated losses resulting from customers' inability to make payments. If the financial condition of our customers were to deteriorate, resulting in an inpairment of their ability to make payments, then additional allowances may be required.

We have recorded certain deferred tax assets, which we consider fully realizable due to the existence of certain deferred tax liabilities that are anticipated to reverse during similar future periods. Accordingly, we have not recorded a valuation allowance to reduce our deferred tax assets. If we were to determine that we would be unable to fully realize some or all of our deferred tax assets in the future, an adjustment to our deferred tax assets would be recorded as an expense in the period such determination was made.

We have significant amounts of property and equipment and intangibles, including FCC broadcasting licenses and goodwill, recorded in our financial statements. We assess the recoverability of our property and equipment and intangibles on an on-going basis using estimates of future undiscounted cash flows that we expect to generate from these assets. Our radio stations operate in competitive markets and as such could experience adverse changes in listenership and cash flows. These adverse changes may result in an impairment of our property and equipment and intangibles in the future.

Recent Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "*Business Combinations*", and SFAS 142, *"Goodwill and Other Intangible Assets."* SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142.

We adopted the provisions of SFAS 141 upon issuance and the provisions of SFAS 142 effective January 1, 2002.

SFAS 141 requires that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill and to reassess the useful lives and residual values of all intangible assets acquired. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

As of the date of adoption, we had unamortized goodwill in the amount of approximately $12.1 million, and unamortized FCC broadcasting licenses, which we expect to qualify as identifiable intangible assets with indefinite useful lives, in the amount of approximately $240.3 million, all of which were subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense related to goodwill was $1.1 million and $1.3 million for the years ended December 31, 2000 and 2001, respectively. Amortization expense related to FCC broadcasting licenses was $12.1 million and $20.6 million for the years ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it is not practicable to reasonably estimate the impact of adopting these statements on our consolidated financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS 143, *"Accounting for Asset Retirement Obligations."* SFAS 143 addresses financial accounting and reporting for the impairment or disposal of long-live assets. SFAS 143 supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30. SFAS 143 also amends portions of ARB No. 51. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have not completed our evaluation of SFAS 143; however, we do not anticipate that the adoption of SFAS 143 will have a material impact on our earnings or financial position upon adoption.

In August 2001, the FASB issued SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS 144 addresses financial accounting and reporting for obligations associated with the retirement tangible long-lived assets and the associated asset retirement costs. SFAS 144 amends SFAS 19 and is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We have not completed our evaluation of SFAS 144; however, we do not anticipate that the adoption of SFAS 144 will have a material impact on our earnings or financial position upon adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rate and commodity prices. Our primary exposure to market risk is interest rate risk associated with our credit facility. Amounts borrowed under the credit facility incur interest at the London Interbank Offered Rate, or LIBOR, plus additional basis points depending on the outstanding principal balance under the credit facility. As of December 31, 2001, $225.5 million was outstanding under our credit facility. We evaluate our exposure to interest rate risk by monitoring changes in interest rates in the market place.

To manage interest rate risk associated with our credit agreement, we have entered into several interest rate collar agreements.

An interest rate collar is the combined purchase and sale of an interest rate cap and an interest rate floor so as to keep interest rate exposure within a defined range. We have purchased four interest rate collars. Under these agreements, our base LIBOR cannot exceed the cap interest rate and our base LIBOR cannot fall below our floor interest rate.

Notional amounts are used to calculate the contractual payments to be exchanged under the contract. As of December 31, 2001, the notional amount upon maturity of these collar agreements is $115.0 million.

As of December 31, 2001, our collar agreements are summarized in the following chart:

Agreement	Notional Amount	Floor	Cap	Expiration Date	Estimated Fair Value
Interest rate collar	$20,000,000	6.69%	8%	May 2002	$ (394,000)
Interest rate collar	$20,000,000	5.45%	7.5%	November 2002	(634,000)
Interest rate collar	$20,000,000	5.75%	7.35%	November 2002	(686,000)
Interest rate collar	$55,000,000	4.95%	7%	October 2003	(2,916,000)
					$(4,630,000)

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BEASLEY BROADCAST GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Beasley Broadcast Group, Inc.:

We have audited the accompanying consolidated balance sheets of Beasley Broadcast Group, Inc. as of December 31, 2000 and 2001, and the related combined statements of operations, stockholders' deficit and cash flows for the year ended December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 2001. In connection with our audits of the combined and consolidated financial statements, we have also audited the accompanying financial statement schedule as listed in the accompanying index. These financial statements and the accompanying financial statement schedule are the responsibility of the management of Beasley Broadcast Group, Inc. Our responsibility is to express an opinion on these financial statements and the accompanying financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beasley Broadcast Group, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for derivative financial instruments in 2001.

/s/ KPMG LLP

Tampa, Florida
February 1, 2002, except as to the last paragraph of footnote 2(e) and the last three paragraphs of footnote 7 which are as of March 20, 2002

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,742,628	$ 4,998,526
Accounts receivable, less allowance for doubtful accounts of $607,147 in 2000 and $621,853 in 2001	18,712,862	20,086,094
Trade sales receivable	843,843	1,135,628
Other receivables	980,504	3,079,552
Prepaid expenses and other	2,249,615	1,483,766
Deferred tax assets	176,000	1,525,000
Total current assets	28,705,452	32,308,566
Notes receivable from related parties	4,990,480	4,698,492
Property and equipment, net	15,619,688	20,259,684
Intangibles, net	164,893,584	258,134,556
Other investments	1,523,729	650,002
Other assets	2,425,631	2,542,376
Total assets	$218,158,564	$318,593,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	$ 8,352	$ 15,009,045
Accounts payable	2,355,006	3,189,388
Accrued expenses	6,986,006	5,296,211
Trade sales payable	798,198	1,206,720
Derivative financial instruments	—	1,714,000
Total current liabilities	10,147,562	26,415,364
Long-term debt, less current installments	103,478,405	210,489,420
Derivative financial instruments	—	2,916,000
Deferred tax liabilities	25,575,000	21,572,000
Total liabilities	139,200,967	261,392,784
Preferred stock, $.001 par value, 10,000,000 shares authorized, none issued	—	—
Class A common stock, $.001 par value, 150,000,000 shares authorized,7,252,068 issued and outstanding	7,252	7,252
Class B common stock, $.001 par value, 75,000,000 shares authorized,17,021,373 issued and outstanding	17,021	17,021
Additional paid-in capital	106,633,932	106,633,932
Accumulated deficit	(27,700,608)	(49,457,313)
Stockholders' equity	78,957,597	57,200,892
Total liabilities and stockholders' equity	$218,158,564	$318,593,676

See accompanying notes to financial statements

BEASLEY BROADCAST GROUP, INC.

STATEMENTS OF OPERATIONS

	Combined Year Ended December 31, 1999	Consolidated Year Ended December 31, 2000	Consolidated Year Ended December 31, 2001
Net revenues	$ 93,621,404	$106,153,640	$115,204,615
Costs and expenses:			
Program and production	27,176,460	27,919,127	31,098,436
Sales and advertising	25,040,086	28,208,358	34,459,110
Station general and administrative	14,443,785	15,597,101	17,337,085
Corporate general and administrative	2,764,216	3,991,535	4,683,775
Equity appreciation rights	606,407	1,173,759	—
Format change expenses	—	1,545,547	—
Employee and contract termination expenses	—	—	1,527,764
Depreciation and amortization	16,410,321	17,409,162	27,554,534
Impairment loss on long-lived assets	—	—	7,000,000
Total costs and expenses	86,441,275	95,844,589	123,660,704
Operating income (loss)	7,180,129	10,309,051	(8,456,089)
Other income (expense):			
Interest expense	(14,008,312)	(8,812,564)	(16,652,363)
Loss on investments	—	(2,400,000)	(1,585,417)
Loss on decrease in fair value of derivative financial instruments	—	—	(4,696,000)
Other non-operating expenses	(107,154)	(310,754)	(1,095,172)
Interest income	883,704	446,197	430,835
Other non-operating income	—	168,383	3,032,501
Loss before income taxes	(6,051,633)	(599,687)	(29,021,705)
Income tax expense (benefit)	—	28,998,000	(7,224,000)
Loss before cumulative effect of accounting change	(6,051,633)	(29,597,687)	(21,797,705)
Cumulative effect of accounting change (net of income tax effect)	—	—	41,000
Net loss	$ (6,051,633)	$ (29,597,687)	$ (21,756,705)
Basic and diluted net loss per share:			
Loss before cumulative effect of accounting change	$ —	$ (1.26)	$ (0.90)
Cumulative effect of accounting change	—	—	—
Net loss	$ —	$ (1.26)	$ (0.90)
Pro forma income tax benefit (unaudited)	$ (2,204,000)	N/A	N/A
Pro forma net loss (unaudited)	$ (3,847,633)	N/A	N/A
Pro forma basic and diluted net loss per share (unaudited)	$ (0.22)	N/A	N/A
Basic common shares outstanding	17,423,441	23,506,091	24,273,441
Diluted common shares outstanding	17,423,441	23,519,406	24,303,019

See accompanying notes to financial statements

BEASLEY BROADCAST GROUP, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock	Class B Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Notes Receivable From Stockholders	Net Stockholders' Equity (Deficit)
Balances as of December 31, 1998	$ —	$ —	$ 4,530,352	$ 32,010,375	$(21,827,398)	$(548,600)	$(8,123,695)	$ 6,041,034
Net loss	—	—	—	—	(6,051,633)	—	—	(6,051,633)
Capital contributions	—	—	—	2,764,553	—	—	—	2,764,553
Stockholders distributions	—	—	—	—	(4,938,993)	—	—	(4,938,993)
Loans to stockholders	—	—	—	—	—	—	(734,282)	(734,282)
Balances as of December 31, 1999	—	—	4,530,352	34,774,928	(32,818,024)	(548,600)	(8,857,977)	(2,919,321)
Net loss	—	—	—	—	(1,897,079)	—	—	(1,897,079)
Capital contributions	—	—	—	100,000	—	—	—	100,000
Stockholders distributions	—	—	—	—	(2,250,000)	—	—	(2,250,000)
Loans to stockholders	—	—	—	—	—	—	(910,263)	(910,263)
Balances as of February 10, 2000	—	—	4,530,352	34,874,928	(36,965,103)	(548,600)	(9,768,240)	(7,876,663)
Distributions to and contributions from subchapter S corporation stockholders in exchange for Class B common stock	—	17,021	(4,530,352)	(33,000,372)	36,965,103	548,600	—	—
Issuance of common stock	7,252	—	—	99,002,648	—	—	—	99,009,900
Initial public offering costs	—	—	—	(2,613,336)	—	—	—	(2,613,336)
Acquisition of minority interests	—	—	—	8,370,064	—	—	—	8,370,064
Payments of notes receivable from stockholders	—	—	—	—	—	—	9,768,240	9,768,240
Net loss	—	—	—	—	(27,700,608)	—	—	(27,700,608)
Balances as of December 31, 2000	7,252	17,021	—	106,633,932	(27,700,608)	—	—	78,957,597
Net loss	—	—	—	—	(21,756,705)	—	—	(21,756,705)
Balances as of December 31, 2001	$7,252	$17,021	$ —	$106,633,932	$(49,457,313)	$ —	$ —	$57,200,892

See accompanying notes to financial statements

BEASLEY BROADCAST GROUP, INC.

STATEMENTS OF CASH FLOWS

	Combined Year Ended December 31, 1999	Consolidated Year Ended December 31, 2000	Consolidated Year Ended December 31, 2001
Cash flows from operating activities:			
Net loss	$ (6,051,633)	$ (29,597,687)	$ (21,756,705)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	16,410,321	17,409,162	27,554,534
Impairment loss on long-lived assets	—	—	7,000,000
Loss on investments	—	2,400,000	1,585,417
Loss on decrease in fair value of derivative financial instruments	—	—	4,630,000
Loss on disposal of property and equipment	107,154	—	651,423
Loss on note receivable from related party	—	—	162,616
Change in assets and liabilities net of effects of acquisitions of radio stations:			
Increase in receivables	(2,235,888)	(1,728,793)	(3,468,120)
(Increase) decrease in prepaid expenses and other	(625,890)	(331,392)	1,496,367
Increase in other assets	(475,304)	(774,349)	(2,531,920)
Increase (decrease) in payables and accrued expenses	66,425	(5,071,176)	(611,504)
Increase (decrease) in deferred tax liabilities	—	25,399,000	(5,352,000)
Net cash provided by operating activities	7,195,185	7,704,765	9,360,108
Cash flows from investing activities:			
Expenditures for property and equipment	(2,025,425)	(3,641,877)	(2,688,125)
Payments for acquisitions of radio stations	—	(34,780,000)	(128,305,753)
Payments for signal upgrade	—	—	(2,477,000)
Payment for purchase of equity investment	—	(50,002)	—
Payments from related parties	—	556,796	125,020
Loans to stockholders	(734,282)	(910,263)	—
Payments from stockholders	—	9,768,240	—
Net cash used in investing activities	(2,759,707)	(29,057,106)	(133,345,858)
Cash flows from financing activities:			
Proceeds from issuance of indebtedness	—	138,300,523	123,250,000
Principal payments on indebtedness	(161,994)	(161,890,721)	(8,352)
Proceeds from issuance of related party notes	144,027	—	—
Principal payments on related party notes	—	(47,723,076)	—
Payments of loan fees	—	(2,840,990)	—
Capital contributions	2,764,553	100,000	—
Stockholder distributions	(4,938,993)	(2,250,000)	—
Issuance of common stock	—	99,009,900	—
Payment of initial public offering costs	—	(2,613,336)	—
Net cash provided by (used in) financing activities	(2,192,407)	20,092,300	123,241,648
Net increase (decrease) in cash and cash equivalents	2,243,071	(1,260,041)	(744,102)
Cash and cash equivalents at beginning of period	4,759,598	7,002,669	5,742,628
Cash and cash equivalents at end of period	$ 7,002,669	$ 5,742,628	$ 4,998,526
Cash paid for interest	$12,853,000	$ 12,052,995	$ 15,551,925
Cash paid for income taxes	$ 25,000	$ 1,878,825	$ 3,188,360
Supplement disclosure of non-cash investing and financing activities:			
Financed purchase of equity investment	$ —	$ 3,000,000	$ —
Equity investment acquired through placement of advertising air time	$ —	$ 873,727	$ 711,690
Minority interests acquired through issuance of Class A common stock	$ —	$ 8,370,064	$ —
Principal payments on indebtedness through placement of advertising air time	$ —	$ 1,770,060	$ 1,229,940
Financed sale of property and equipment to a related party	$ —	$ 5,115,500	$ —

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation and Corporate Reorganization

Beasley Broadcast Group, Inc. (the "Company") owns 44 radio stations with its primary source of revenue generated from the sale of advertising time to local and national spot advertisers and national network advertisers. All significant inter-company balances and transactions have been eliminated in presenting the Company's financial statements. The accompanying financial statements for the year ended December 31, 1999 are presented on a combined basis. The accompanying financial statements as of and for the years ended December 31, 2000 and 2001 are presented on a consolidated basis.

Prior to February 11, 2000, the Company's radio stations were operated through a series of subchapter S corporations, partnerships and limited liability companies related to one another through common ownership and control. These subchapter S corporations, partnerships and limited liability companies were collectively known as Beasley FM Acquisition Corp. and related companies ("BFMA") through February 10, 2000. The accompanying financial statements include the results of operations of BFMA for the year ended December 31, 1999 and for the period from January 1, 2000 to February 10, 2000.

The Company completed an initial public offering of common stock and the corporate reorganization on February 11, 2000. Immediately prior to the initial public offering, pursuant to the reorganization, affiliates of BFMA contributed their equity interests in those entities to the Company, a newly formed holding company, in exchange for common stock. Immediately after these transactions, the Company contributed the capital stock and partnership interests acquired to Beasley Mezzanine Holdings, LLC ("BMH") and BMH became a wholly-owned subsidiary of the Company. All S corporation elections were terminated and the resulting entities became C corporations. The reorganization and contribution of equity interests was accounted for in a manner similar to a pooling of interests as to the majority owners, and as an acquisition of minority interest using the purchase method of accounting.

The Company has two classes of common stock and may issue one or more series of preferred stock. Class B common shares are held by majority stockholders of the former S corporations. Class A common shares were issued in the initial public offering including shares to former minority-interest stockholders. No shares of preferred stock were issued in the offering. The only difference between the Class A and Class B common stock is that Class A is entitled to one vote per share and Class B is entitled to ten votes per share. Class B is convertible into Class A shares on a one for one share basis under certain circumstances.

(b) Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short-term investments with an original maturity of three months or less.

(c) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. For income tax purposes, property and equipment is depreciated using accelerated methods.

(d) Intangibles

Intangibles, which consist of FCC broadcasting licenses, goodwill, loan fees, and other intangibles, are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives.

(e) Impairment

The Company assesses the recoverability of property and equipment and intangibles on an ongoing basis based on estimates of related future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimate is less than net book value, the net book value is reduced to the estimated fair value. The Company also evaluates the depreciation and amortization periods for property and equipment and intangibles to determine whether events or circumstances warrant revised estimates of useful lives.

(f) Program Rights

The total fixed cost of the contracts for the radio broadcast rights relating to the Miami Dolphins, Florida Marlins and Florida Panthers sports contracts is expensed on a straight-line basis in the quarters in which the programs are broadcast. Other payments are expensed when additional contract elements, such as post-season games, are paid for and broadcast.

(g) Derivative Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses interest rate collar and swap agreements to reduce the potential impact of increases in interest rates on its credit facility. The Company records interest differentials as adjustments to interest expense and changes in fair value of its derivative financial instruments in the statement of operations in the period they occur.

(h) Revenue Recognition

Revenue is recognized as advertising air time is broadcast and is net of advertising agency commissions. Trade sales are recorded at the fair value of the products or services received. For the years ended December 31, 1999, 2000 and 2001, trade sales were approximately $4.4 million, $8.1 million and $9.1 million, respectively and trade expenses were approximately $5.0 million, 4.8 million and $6.8 million, respectively.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

BFMA had elected to be treated as a subchapter S corporation under provisions of the Internal Revenue Code. Under this corporate status, the stockholders of BFMA were individually responsible for reporting their share of taxable income or loss. Pro forma income tax benefit in the accompanying statement of operations for the year ended December 31, 1999 includes pro forma income tax benefit computed in accordance with Statement of Financial Accounting Standards ("SFAS") 109, *"Accounting for Income Taxes"*, as if BFMA had been subject to Federal and state income taxes for that period.

(j) Earnings per Share

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock and were not anti-dilutive.

Earnings per share for the year ended December 31, 1999 and for the period from January 1, 2000 to February 10, 2000 are based on the number of common shares issued immediately prior to the initial public offering.

(k) Stock-Based Compensation

Stock-based compensation is measured and recognized in accordance with APB Opinion 25, *"Accounting for Stock Issued to Employees"* and disclosed in accordance with SFAS 123, *"Accounting for Stock-Based Compensation."*

(l) Defined Contribution Plan

The Company has a defined contribution plan that conforms with Section 401(k) of the Internal Revenue Code. Under this plan, employees may contribute a minimum of 1% of their compensation (no maximum) to the Plan. The Internal Revenue Code, however, limited contributions to $ 10,000 in 1999 and $10,500 in 2000 and 2001. There are no employer matching contributions.

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. To the extent management's estimates prove to be incorrect, financial results for future periods may be adversely affected.

(n) Accounting Change

Effective January 1, 2001, the Company adopted SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities."* This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In accordance with the transition provisions of SFAS 133, the Company recorded an asset of $66,000 to recognize its derivatives at fair value and the cumulative effect of the accounting change, as of January 1, 2001. The cumulative effect of the change, net of income tax effect, decreased the net loss $41,000 and did not change the net loss per share.

(o) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, *"Business Combinations"*, and SFAS 142, *"Goodwill and Other Intangible Assets."* SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142.

The Company adopted the provisions of SFAS 141 upon issuance, and the provisions of SFAS 142 effective January 1, 2002.

SFAS 141 requires that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill and to reassess the useful lives and residual values of all intangible assets acquired. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $12.1 million, and unamortized FCC broadcasting licenses, which the Company expects to qualify as identifiable intangible assets with indefinite useful lives, in the amount of approximately $240.3 million, all of which were subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense related to goodwill was $1.1 million and $1.3 million for the years ended December 31, 2000 and 2001, respectively. Amortization expense related to FCC broadcasting licenses was $12.1 million and $20.6 million for the years ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's consolidated financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS 143, *"Accounting for Asset Retirement Obligations."* SFAS 143 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 143 supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30. SFAS 143 also amends portions of ARB No. 51. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not completed its evaluation of SFAS 143; however, management does not anticipate that the adoption of SFAS 143 will have a material impact on the Company's earnings or financial position upon adoption.

In August 2001, the FASB issued SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS 144 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 amends SFAS 19 and is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company has not completed its evaluation of SFAS 144; however, management does not anticipate that the adoption of SFAS 144 will have a material impact on the Company's earnings or financial position upon adoption.

(2) Acquisitions and Dispositions

Station acquisitions were accounted for by the purchase method for financial statement purposes, and accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair market values at the date of the acquisition. A substantial portion of each purchase price was allocated to intangible assets to reflect the FCC broadcasting licenses acquired. These FCC broadcasting licenses were amortized over 15 years using the straight-line basis through December 31, 2001. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and was amortized over 15 years using the straight-line basis through December 31, 2001. In accordance with SFAS 142, adopted on January 1, 2002, FCC broadcasting licenses and goodwill will no longer be amortized but will be evaluated for impairment on an annual basis. Except for the acquisitions as of February 1, 2001, no liabilities were assumed by the Company as a result of these acquisitions. Operations of acquired stations have been included in the results of the Company since the acquisition date of each such station.

(a) 2001 Acquisitions and Dispositions

- As of February 1, 2001, the Company acquired all of the outstanding common stock of Centennial Broadcasting Nevada, Inc. and all of the membership interests in Centennial Broadcasting, LLC for an aggregate purchase price, subject to certain adjustments, of approximately $116.3 million, which included a working capital adjustment of approximately $2.8 million. Centennial Broadcasting Nevada, Inc. owns approximately 18.5% of the membership interests in Centennial Broadcasting, LLC. Centennial Broadcasting, LLC owns the radio stations KJUL-FM, KSTJ-FM and KKLZ-FM in Las Vegas, Nevada and WRNO-FM, KMEZ-FM and WBYU-AM in New Orleans, Louisiana. This acquisition was partially funded by surplus working capital and partially financed through the Company's credit facility. The acquisition was accounted for by the purchase method of accounting.

- On April 2, 2001, the Company acquired the assets of WKXC-FM and WSLT-FM in Augusta, Georgia for approximately $12.0 million. This acquisition was partially funded by surplus working capital and partially financed through the Company's credit facility. The acquisition was accounted for by the purchase method of accounting.
- There were no dispositions during 2001.

(b) *2000 Acquisitions and Dispositions*

- On January 6, 2000, the Company acquired the assets of WAEC-AM and WWWE-AM in the Atlanta market for approximately $10.0 million. This acquisition was financed through the Company's credit facility and accounted for by the purchase method of accounting.
- On May 2, 2000, the Company acquired the assets of WRCA-AM in the Boston market for approximately $6.0 million. This acquisition was financed through the Company's credit facility and accounted for by the purchase method of accounting.
- On May 3, 2000 the Company acquired the assets of WRFN-FM and WRDW-AM in the Augusta, Georgia market for approximately $0.8 million. This acquisition was funded by surplus working capital and accounted for by the purchase method of accounting.
- On June 2, 2000 the Company acquired the assets of WHSR-AM and WWNN-AM in the Miami-Ft. Lauderdale market and WSBR-AM in the West Palm Beach market for approximately $18.0 million. This acquisition was financed through the Company's credit facility and accounted for by the purchase method of accounting.
- There were no dispositions during 2000.

(c) *1999 Acquisitions and Dispositions*

- There were no acquisitions or dispositions during 1999.

Acquisitions for the years ended December 31, 2000 and 2001 are summarized as follows:

	Year ended December 31	
	2000	2001
Accounts receivable, net	$ —	$ 2,233,223
Prepaid expenses and other	—	730,518
Property and equipment	4,088,173	5,526,234
FCC broadcasting licenses	30,606,827	119,772,766
Goodwill	85,000	201,000
Other assets	—	6,625
Accounts payable	—	(32,000)
Accrued expenses	—	(132,613)
Payments for purchase of radio stations	$34,780,000	$128,305,753

(d) Unaudited Pro Forma Results of Operations

The following unaudited pro forma information presents the results of operations for the years ended December 31, 2000 and 2001, with pro forma adjustments as if the acquisitions of the stations had occurred on January 1, 2000.

	Year ended December 31	
	2000	2001
Net revenues	$127,230,000	$116,842,000
Operating income (loss)	7,324,000	(9,171,000)
Net loss	(38,589,000)	(22,622,000)
Basic and diluted net loss per share	(1.64)	(0.93)

This unaudited pro forma information is not necessarily indicative of what would have occurred had the acquisitions occurred on January 1, 2000 or of results that may occur in the future.

(e) Subsequent Dispositions

- On October 31, 2001, the Company entered into a definitive agreement with Wilks Broadcasting LLC to sell WRNO-FM and KMEZ-FM in the New Orleans market for approximately $23.0 million, subject to certain adjustments. In connection with the definitive agreement, the Company entered into a time brokerage agreement, which allowed Wilks Broadcasting to operate WRNO-FM and KMEZ-FM, beginning November 1, 2001 in exchange for a monthly fee and reimbursement of certain expenses. On October 31, 2001, the carrying amount of WRNO-FM and KMEZ-FM exceeded the sales price, therefore the Company recorded an impairment loss on long-lived assets of $7.0 million. In connection with the pending sale of WRNO-FM and KMEZ-FM, the Company recorded employee and contract termination expenses of approximately $0.9 million.

  On March 20, 2002, the Company terminated the time brokerage agreement and completed the sale of WRNO-FM and KMEZ-FM to Wilks Broadcasting LLC. As consideration for the sale of these two stations the Company received $23.0 million, subject to certain adjustments, including $19.65 million in cash and $3.35 million in the form of a note payable from Wilks Broadcasting LLC. The note accrues interest at 9% per annum and the principal amount and all accrued interest are due on June 20, 2004. The Company used $19.5 million of the net cash proceeds to repay a portion of the outstanding term loan under its credit facility.

(3) Property and Equipment

Property and equipment, at cost, is comprised of the following:

	December 31,		Estimated useful lives (years)
	2000	2001	
Land, buildings and improvements	$ 5,466,559	$ 7,085,888	15-30
Broadcast equipment	19,267,530	21,727,209	5-15
Transportation equipment	1,241,467	959,431	5
Office equipment and other	4,997,782	4,567,361	5-10
Construction in progress	1,323,081	765,627	—
	32,296,419	35,105,516	
Less accumulated depreciation	(16,676,731)	(14,845,832)	
	$ 15,619,688	$ 20,259,684	

(4) Intangibles

Intangibles, at cost, is comprised of the following:

	December 31, 2000	December 31, 2001	Estimated useful lives (years)
FCC broadcasting licenses	$188,307,206	$300,312,887	15
Goodwill	25,219,054	15,502,272	15
Advertising base	4,139,251	—	5
Loan fees	5,816,671	5,302,268	6-7
Noncompete agreements	1,120,000	—	5
Other intangibles	6,011,469	1,688,227	5
	230,613,651	322,805,654	
Less accumulated amortization	(65,720,067)	(64,671,098)	
	$164,893,584	$258,134,556	

On February 11, 2000, the Company computed the fair value of minority stockholder interests based on the number of shares issued to the stockholders and the estimated net book values of the radio stations at the close of business on February 10, 2000. The computed amount of $8,370,064 was recorded using the purchase method of accounting and is included in goodwill and additional paid-in capital.

(5) Other Investments

In December 1999, the Company entered into an agreement to purchase 750,000 shares of preferred stock of eTour, Inc. in exchange for $3.0 million of advertising airtime. The Company earned these shares as advertisements were placed over the term of the agreement. For the years ended December 31, 2000 and 2001, eTour, Inc. placed advertising air time totaling approximately $874,000 and $712,000, respectively. For the years ended December 31, 2000 and 2001, the Company earned approximately 218,000 and 178,000 shares, respectively. The shares contain restrictions that generally limit the Company's ability to sell or otherwise dispose of them. The investment was initially recorded using the cost method of accounting.

On May 7, 2001, the Company received a letter from the management of eTour, Inc. stating that eTour, Inc. is in the process of winding down. Based on this information, the Company stopped placement of any further advertising air time for eTour, Inc. and recorded a loss on investment of approximately $1.6 million, the recorded cost of the 396,354 shares earned as of May 7, 2001.

On January 14, 2000, the Company purchased 600,000 shares of common stock of FindWhat.com in exchange for a $3.0 million promissory note. The shares contained restrictions that generally limit the Company's ability to sell or otherwise dispose of them. In January 2001, FindWhat.com filed a registration statement under the Securities Act pursuant to which the Company may resell its shares at prevailing market prices. The investment was initially recorded using the cost method of accounting. On December 31, 2000, the Company considered a decline in market value to be other than temporary and recorded an unrealized loss on this investment of approximately $2.4 million.

On April 4, 2000, the Company purchased 5,394 shares of preferred stock of iBiquity Digital for $50,002. The shares contain restrictions that generally limit the Company's ability to sell or otherwise dispose of them. The investment was recorded using the cost method of accounting.

(6) Accrued Expenses

Accrued expenses is comprised of the following:

	December 31,	
	2000	2001
Accrued payroll	$2,580,503	$2,139,987
Deferred program rights	3,195,369	30,171
Accrued interest expense	78,958	1,179,396
Other accrued expenses	1,131,176	1,946,657
	$6,986,006	$5,296,211

(7) **Long-Term Debt**

Long-term debt consists of the following:

	December 31,	
	2000	2001
Credit facility	$102,236,261	$225,486,261
Note payable to FindWhat.com	1,229,940	—
Other notes payable	20,556	12,204
	103,486,757	225,498,465
Less current installments of long-term debt	(8,352)	(15,009,045)
Long-term debt, less current installments	$103,478,405	$210,489,420

As of December 31, 2001, the maximum commitment under the credit facility was $300.0 million and the outstanding balance is $225.5 million. The credit facility consists of $150.0 million revolving credit loan and a $150.0 million term loan. The revolving credit loan includes a $50.0 million sub-limit for letters of credit. The credit facility bears interest at either the base rate or LIBOR plus a margin that is determined by the Company's debt to cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds effective rate plus 0.5%. As of December 31, 2000 and 2001, the credit facility carried interest at an average rate of 7.9375% and 5.0625%, respectively. Interest is generally payable monthly through maturity on June 30, 2008. The scheduled reductions in the amount available under the credit facility may require principal repayments if the outstanding balance at that time exceeds the new maximum available amount under the credit facility. The Company must pay a quarterly unused commitment fee, which is based upon its total leverage to cash flow ratio and ranges from 0.25% to 0.375% of the unused portion of the maximum commitment. If the unused portion exceeds 50% of the maximum commitment, the fee is increased by 0.375%. For the years ended December 31, 2000 and 2001, the unused commitment fee was approximately $284,000 and $329,000, respectively. The Company has entered into interest rate hedge agreements as discussed in note 8. The credit agreement requires us to maintain certain financial ratios and includes restrictive covenants. The restrictive covenants prohibit the payment of dividends. The loans are secured by substantially all assets of the Company.

As of December 31, 2001, the scheduled reductions of the maximum commitment of the credit facility for the next five years and thereafter were as follows:

	Revolving Credit Loan	Term Loan	Total Credit Facility
2002	$ —	$ 15,000,000	$ 15,000,000
2003	—	22,500,000	22,500,000
2004	15,000,000	22,500,000	37,500,000
2005	22,500,000	22,500,000	45,000,000
2006	22,500,000	22,500,000	45,000,000
Thereafter	90,000,000	45,000,000	135,000,000
Total	$150,000,000	$150,000,000	$300,000,000

On January 14, 2000, the Company executed a $3.0 million promissory note in favor of FindWhat.com as consideration for the purchase of 600,000 shares of common stock. The note bears interest at 5.73% per annum and matured on January 14, 2002. All outstanding principal and accrued interest was due at maturity, however the Company repaid the note in full with an equivalent amount of advertising air time as specified in the loan agreement and a related advertising agreement with FindWhat.com. The note was guaranteed by BFMA.

On March 20, 2002, the Company entered into an amendment to its credit agreement that revised certain financial covenants.

In addition, the maximum commitment under the revolving credit loan was reduced by $30.5 million and the outstanding balance and maximum commitment of the term loan were reduced by $19.5 million as a result of the application of the net cash proceeds from the sale of WRNO-FM and KMEZ-FM in the New Orleans market on March 20, 2002.

As of March 20, 2002, the scheduled reductions of the revised maximum commitment of the credit facility for fiscal 2002, the next four years and thereafter are as follows:

	Revolving Credit Loan	Term Loan	Total Credit Facility
2002	$ —	$ 13,050,000	$ 13,050,000
2003	—	19,575,000	19,575,000
2004	11,950,000	19,575,000	31,525,000
2005	17,925,000	19,575,000	37,500,000
2006	17,925,000	19,575,000	37,500,000
Thereafter	71,700,000	39,150,000	110,850,000
Total	$119,500,000	$130,500,000	$250,000,000

(8) Derivative Financial Instruments

The Company uses interest rate collar and swap agreements to hedge against the potential impact of increases in interest rates on the credit facility. For the years ended December 31, 1999 and 2001, the Company paid additional interest of approximately $87,000 and $1.3 million, respectively. For the year ended December 31, 2000, the Company received additional interest of approximately $113,000. The amount received or paid is based on the differential between the specified rates of the collar and swap agreements and the variable interest rate of the credit facility.

As of December 31, 2001, the Company's collar agreements are summarized in the following chart:

Agreement	Notional Amount	Floor	Cap	Expiration Date	Estimated Fair Value
Interest rate collar	$20,000,000	6.69%	8%	May 2002	$ (394,000)
Interest rate collar	$20,000,000	5.4%	7.5%	November 2002	(634,000)
Interest rate collar	$20,000,000	5.75%	7.35%	November 2002	(686,000)
Interest rate collar	$55,000,000	4.95%	7%	October 2003	(2,916,000)
					$(4,630,000)

The Company is exposed to credit loss in the event of nonperformance by the other parties to the agreements. The Company, however, does not anticipate nonperformance by the counterparties. The estimated fair value of each interest rate collar agreement is based on the amounts the Company would expect to pay to terminate the agreement.

(9) Other Non-Operating Income

On March 23, 2001, the Company received a $2.6 million payment on a related party receivable previously written off prior to the Company's initial public offering on February 11, 2000. The resulting gain is recorded in other non-operating income in the consolidated statement of operations for the year ended December 31, 2001.

(10) Income Taxes

Pro forma income tax benefit from continuing operations for the year ended December 31, 1999 and income tax expense (benefit) for the years ended December 31, 2000 and 2001 from continuing operations is as follows:

	Year ended December 31,		
	1999	2000	2001
	(Unaudited)		
Federal:			
Current	$ 567,000	$ 2,489,000	$(2,092,000)
Deferred	(2,371,000)	20,796,000	(4,009,000)
	(1,804,000)	23,285,000	(6,101,000)
State:			
Current	125,000	1,109,000	245,000
Deferred	(525,000)	4,604,000	(1,343,000)
	(400,000)	5,713,000	(1,098,000)
	$(2,204,000)	$28,998,000	$(7,199,000)

Pro forma income tax benefit for the year ended December 31, 1999 and income tax expense (benefit) for the years ended December 31, 2000 and 2001 differ from the amounts that would result from applying the federal statutory rate of 34% to the Company's loss before taxes as follows:

	Year ended December 31,		
	1999	2000	2001
	(Unaudited)		
Expected tax benefit	$(2,058,000)	$ (204,000)	$(9,845,000)
State income taxes, net of federal benefit	(280,000)	532,000	(641,000)
Establishment of deferred tax assets and liabilities upon conversion from a subchapter S corporation to a subchapter C corporation on February 11, 2000	—	28,297,000	—
Non-deductible impairment loss on long-lived assets	—	—	2,380,000
Non-deductible depreciation and amortization of Centennial Broadcasting acquisition	—	—	491,000
Non-deductible amortization of minority interest acquisitions	—	194,000	190,000
Other	134,000	179,000	226,000
	$(2,204,000)	$28,998,000	$(7,199,000)

Temporary differences that give rise to the components of deferred tax assets and liabilities are as follows:

	December 31,	
	2000	2001
Allowance for doubtful accounts	$ 176,000	$ 240,000
Derivative financial instruments	—	1,788,000
Net operating losses	—	623,000
Unrealized loss on investment	927,000	927,000
Gross deferred tax assets	1,103,000	3,578,000
Property and equipment	(869,000)	(1,224,000)
Intangibles	(25,633,000)	(22,401,000)
Gross deferred tax liabilities	(26,502,000)	(23,625,000)
Net deferred tax liabilities	$(25,399,000)	$(20,047,000)

The Company expects future operations to generate sufficient taxable income to utilize its deferred tax assets. As of December 31, 2001, the Company has federal and state net operating loss carryforwards of approximately $1.6 million, which expire in various years through 2021.

(11) Segment Information

The Company operates three reportable segments comprised of 44 separate radio stations located primarily in the eastern United States. The reportable segments are in the radio broadcasting industry, providing a similar product to similar customers. Net revenues, consisting primarily of national and local advertising, are derived from domestic external sources. The Company does not rely on any major customer as a source of net revenue. The Company identifies its reportable segments based on the operating management responsibility for the segment. The chief operating decision maker uses net revenues and broadcast cash flow as measures of profitability to assess segment profit or loss and to allocate resources between the three segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment information, in thousands of dollars, for the years ended December 31, 1999, 2000 and 2001 is as follows:

	December 31,		
	1999	2000	2001
Total assets:			
Radio Group One	$ 97,802	$117,790	$107,357
Radio Group Two	88,059	100,369	105,055
Radio Group Three	—	—	106,182
Total	$185,861	$218,159	$318,594

	Year ended December 31,		
	1999	2000	2001
Net revenues:			
Radio Group One	$ 59,798	$ 68,984	$ 66,293
Radio Group Two	33,823	37,170	35,935
Radio Group Three	—	—	12,977
Total	93,621	106,154	115,205
Broadcast cash flow:			
Radio Group One	$ 18,116	$ 21,382	$ 18,272
Radio Group Two	8,845	13,047	10,381
Radio Group Three	—	—	3,657
Total	26,961	34,429	32,310
Reconciliation to loss before income taxes:			
Corporate general and administrative expenses	$ (2,764)	$ (3,992)	$ (4,684)
Equity appreciation rights	(606)	(1,174)	—
Format change expenses	—	(1,545)	—
Employee and contract termination expenses	—	—	(1,528)
Depreciation and amortization	(16,410)	(17,409)	(27,554)
Impairment loss on long-lived assets	—	—	(7,000)
Interest expense	(14,008)	(8,813)	(16,652)
Other non-operating income (expense)	775	(2,096)	(3,914)
Loss before income taxes	$ (6,052)	$ (600)	$ (29,022)

Radio Group One includes radio stations located in Miami-Ft. Lauderdale, FL, Ft. Myers-Naples, FL, West Palm Beach-Boca Raton, FL and Greenville-New Bern-Jacksonville, NC. Radio Group Two includes radio stations located in Atlanta, GA, Philadelphia, PA, Boston, MA, Fayetteville, NC and Augusta, GA. Radio Group Three includes radio stations located in Las Vegas, NV and New Orleans, LA.

Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, equity appreciation rights, format change expenses, employee and contract termination expenses, depreciation and amortization and impairment loss on long-lived assets.

(12) Selected Quarterly Data (Unaudited)

The following unaudited information shows selected items for each quarter of the Company's two most recent fiscal years.

Year ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$25,842,721	$30,214,234	$ 28,702,673	$30,444,987
Operating income (loss)	(719,056)	(70,678)	(7,838,681)	172,326
Loss before cumulative effect of accounting change	(2,623,420)	(4,100,631)	(11,543,623)	(3,530,031)
Basic and diluted net loss before cumulative effect of accounting change per share	(0.11)	(0.17)	(0.48)	(0.14)
Net loss	(2,582,420)	(4,100,631)	(11,543,623)	(3,530,031)
Basic and diluted net loss per share	(0.11)	(0.17)	(0.48)	(0.14)

Year ended December 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 22,786,805	$27,080,918	$28,032,797	$28,253,120
Operating income	762,641	3,591,205	3,608,726	2,346,479
Net income (loss)	(29,405,604)	986,757	780,077	(1,958,917)
Basic and diluted net loss per share	(1.39)	0.04	0.03	(0.08)

(13) Related Party Transactions

Notes receivable totaling $4.8 million are due from from Beasley Family Towers, Inc. ("BFT"), which is a corporation owned by George G. Beasley, Bruce G. Beasley, Caroline Beasley, Brian E. Beasley and other family members of George G. Beasley, in monthly payments including interest at 6.77%. The notes mature on December 28, 2020. For the year ended December 31, 2001, interest income on the notes receivable from BFT was approximately $342,000.

In December 2001, Beasley Family Towers, Inc. built a new tower for WGAC-AM in the Augusta, Georgia market and the Company forgave the indebtedness of approximately $163,000 associated with the note for the original tower. The new tower is leased to the Company on terms identical to the lease for the original tower.

The Company leases office and studio broadcasting space in Ft. Myers, Florida from its principal stockholder, George G. Beasley. For each of the years ended December 31, 1999, 2000 and 2001, rental expense paid to Mr. Beasley was approximately $96,000, $96,000 and $102,000, respectively.

The Company leases a radio tower in Augusta, Georgia from Wintersrun Communications, Inc. ("WCI"), which is owned by George G. Beasley and Brian E. Beasley. For the years ended December 31, 1999, 2000 and 2001, rental expense paid to WCI was approximately $21,000, $21,000 and $23,000, respectively.

The Company leases office and studio broadcasting space in Boca Raton, Florida from BFT. For the years ended December 31, 2000 and 2001, rental expense paid to BFT was approximately $42,000 and $74,000, respectively.

The Company leases office space in Naples, Florida from Beasley Broadcasting Management Corp. ("BBMC"), which is wholly-owned by George G. Beasley. For the years ended December 31, 1999, 2000 and 2001, rental expense paid to BBMC was approximately $89,000 for each year.

The Company leases certain radio towers from BFT. The lease agreements expire on December 28, 2020. For the year ended December 31, 2001, rental expense paid to BFT was approximately $515,000.

As of December 31, 2001, future minimum lease payments to related parties for the next five years and thereafter are summarized as follows:

2002	$ 672,000
2003	682,000
2004	692,000
2005	582,000
2006	587,000
Thereafter	6,878,000
Total	$10,093,000

The Company's Co-Chief Operating Officer and Vice Chairman of the Board of Directors, Allen B. Shaw, owned approximately 8.5% of Centennial Broadcasting, LLC and received a distribution of approximately $6.1 million, subject to certain conditions, as a result of the acquisition of Centennial Broadcasting as of February 1, 2001.

The Company had a management agreement with BBMC. For the year ended December 31, 1999, management fee expense under the agreement was approximately $2.8 million. From January 1, 2000 to February 10, 2000, management fee expense under the agreement was approximately $447,000.

Notes payable to related parties were repaid in full on February 16, 2000. For the year ended December 31, 1999, interest expense on notes payable to related parties was approximately $642,000. From January 1, 2000 to February 16, 2000, interest expense on notes payable to related parties was approximately $80,000.

Notes receivable from stockholders were repaid in full on February 16, 2000. For the year ended December 31, 1999, interest income on notes receivable from related parties was approximately $707,000. From January 1, 2000 to February 16, 2000, interest income on notes receivable from related parties was approximately $135,000.

Distributions to stockholders of the S corporations during the year ended December 31, 1999 were approximately $4.9 million. From January 1, 2000 to February 10, 2000, distributions to stockholders of BFMA were approximately $2.3 million.

(14) Fair Value of Financial Instruments

The Company's significant financial instruments and the methods used to estimate their fair values are as follows:

- Notes receivable from related parties—It is not practicable to estimate the fair value of notes receivable from related parties due to their related party nature.
- Other investments—The fair value is estimated using quoted market prices where available and using management's best estimate where quoted market prices are unavailable.
- Credit facility—The fair value approximates carrying value due to the interest rate being based on current market rates.
- Hedge agreements—The Company has entered into various agreements to hedge against the potential impact of increases in interest rates on the credit facility. The estimated fair value of these agreements is summarized in note 8.

(15) Commitments and Contingencies

The Company leases property and equipment from third parties under one- to forty-year operating leases. For the years ended December 31, 1999, 2000 and 2001, lease expense was approximately $1.8 million, $2.1 million and $2.3 million, respectively. As of December 31, 2001, future minimum lease payments to third parties for the next five years and thereafter are summarized as follows:

2002	$ 1,662,000
2003	1,613,000
2004	1,271,000
2005	1,107,000
2006	1,116,000
Thereafter	5,716,000
Total	$12,485,000

The Company had employment agreements with two radio station managers that contained provisions allowing the station manager to participate in the gain on the sale of the station managed in the event it is sold, and while the station manager was still employed by the Company. In addition, these agreements provided that upon the occurrence of certain liquidity events the station manager would be paid a percentage of the increase in value of the station managed upon completion of the offering. On February 16, 2000, the Company paid approximately $1.2 million to the station managers as a result of the initial public offering.

In 1997, the Company entered into contracts for the radio broadcast rights relating to the Miami Dolphins, Florida Marlins and Florida Panthers sports franchises. These contracts grant WQAM-AM the exclusive, English language rights for live radio broadcasts of the sporting events of these franchises for a five year term which began in 1997. The contracts require the Company to pay fees and to provide commercial advertising and other considerations. As of December 31, 2001, remaining payments of fees are as follows: $359,000 in 2002. For the years ended December 31, 1999, 2000 and 2001, the contract expense calculated on a straight-line basis and other direct expenses exceeded related revenues by approximately $3.5 million, $4.0 million and $3.7 million, respectively.

On December 29, 1998, the Company filed a lawsuit in the Circuit Court of the Eleventh Judicial Circuit, Miami-Dade County, against the Florida Marlins Inc., Florida Marlins Baseball Team, Ltd., and Front Row Communications for breach of contract and other related claims. The lawsuit is based on actions taken by the Florida Marlins major league baseball team to trade or release key players of the Marlins after the 1997 season, thereby transforming the Marlins into a non-competitive team. On May 22, 1999, the Marlins countersued for breach of contract. On January 14, 2000, the court dismissed the Marlins' motion for summary judgment. On January 10, 2001, the Company settled both lawsuits with the other parties with no material impact on the accompanying financial statements.

In the normal course of business, the Company is party to various legal matters. The ultimate disposition of these matters will not, in management's judgment, have a material adverse effect on the Company's financial position.

(16) Equity Plan

On February 11, 2000, the Company adopted the 2000 Equity Plan of Beasley Broadcast Group, Inc. (the "Plan"). A total of 3,000,000 shares of Class A common stock were reserved for issuance under the Plan, of which 2,500,000 stock options were granted on February 11, 2000 with an exercise price per share equal to the initial public offering price. The issued stock options have ten-year terms and generally vest ratably and become fully exercisable after a period of three to four years from the date of grant, however some contain performance-related provisions that may delay vesting beyond four years.

As of December 31, 2001, there were 329,000 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options outstanding as of December 31, 2001 was $8.84 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of 7 years, expected volatility of 50%, risk-free interest rate of 3.54% to 5.33%, and no expected dividend yield.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

	Year ended December 31,	
	2000	2001
Net loss:		
As reported	$(29,597,687)	$(21,756,705)
Pro forma	(33,071,326)	(26,393,645)
Net loss per share:		
Basic and diluted	(1.26)	(0.90)
Pro forma basic and diluted	(1.41)	(1.09)

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance as of February 11, 2000	—	—
Granted	2,607,000	$15.26
Exercised	—	—
Forfeited	(25,000)	14.48
Expired	—	—
Balance as of December 31, 2000	2,582,000	$15.27
Granted	105,000	14.43
Exercised	—	—
Forfeited	(16,000)	15.02
Expired	—	—
Balance as of December 31, 2001	2,671,000	$15.24

As of December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $7.94–$15.50 and 8.2 years, respectively.

As of December 31, 2001, the number of options exercisable was 787,565 and the weighted-average exercise price of those options was $15.39.

BEASLEY BROADCAST GROUP, INC.

FINANCIAL STATEMENT SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 1999, 2000 and 2001

Column A Description	Column B Balance at Beginning of Period	Column C Provision for Bad Debts	Column D Charge Offs	Column E Balance at End of Period
Year ended December 31, 1999:				
Allowance for doubtful accounts	589,352	803,074	832,144	560,282
Year ended December 31, 2000:				
Allowance for doubtful accounts	560,282	1,673,939	1,627,074	607,147
Year ended December 31, 2001:				
Allowance for doubtful accounts	607,147	1,265,669	1,250,963	621,853

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item 10 is incorporated in this report by reference to the information set forth in the 2002 proxy statement for the 2002 Annual Meeting of Stockholders to be held April 23, 2002, which is expected to be filed with the Commission within 120 days after the close of our fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated in this report by reference to the information set forth under the caption "Executive Officers Compensation" in the 2002 proxy statement. The sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph" in the 2002 proxy statement are not incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item 12 is incorporated in this report by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2002 proxy statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 is incorporated in this report by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the 2002 proxy statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements. A list of financial statements included herein is set forth in the Index to Financial Statements appearing in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

(b) Reports on Form 8-K. No reports on Form 8-K were filed during the three month period ended December 31, 2001.

(c) Exhibits.

Exhibit Number	Description
2.1	Equity interest purchase agreement of Centennial Broadcasting Nevada, Inc. and Centennial Broadcasting, LLC, dated June 2, 2000.(1)
2.2	First amendment to equity interest purchase agreement of Centennial Broadcasting Nevada, Inc. and Centennial Broadcasting, LLC, dated December 13, 2000.(2)
2.3	Second amendment to equity interest purchase agreement of Centennial Broadcasting Nevada, Inc. and Centennial Broadcasting, LLC, dated December 13, 2000.(3)
2.4	Asset purchase agreement of radio stations WKXC-FM and WSLT-FM in Augusta, Georgia, dated November 13, 2000.(4)
2.5	Agreement of purchase and sale of assets by and among Beasley FM Acquisition Corp., Beasley Broadcasting of Nevada, LLC, KJUL License, LLC, Wilks Broadcasting, LLC and Wilks License Co., LLC, dated as of October 31, 2001.(5)
3.1	Third amended and restated bylaws of the Registrant.(6)
10.1	George G. Beasley executive employment agreement with Beasley Mezzanine Holdings, LLC, dated January 31, 2000.(7)
10.2	Bruce G. Beasley executive employment agreement with Beasley Mezzanine Holdings, LLC, dated January 31, 2000.(7)
10.3	B. Caroline Beasley executive employment agreement with Beasley Mezzanine Holdings, LLC, dated January 31, 2000.(7)
10.4	Brian E. Beasley executive employment agreement with Beasley Mezzanine Holdings, LLC, dated January 31, 2000.(7)
10.5	The 2000 Equity Plan of Beasley Broadcast Group, Inc.(7)
10.6	Credit agreement between Beasley Mezzanine Holdings, LLC and Fleet National Bank, as syndication agent, Bank of America, as documentation agent, the Bank of New York, as co-documentation agent and managing agent, and the Bank of Montreal, Chicago Branch, as administrative agent, dated August 31, 2000.(8)
10.7	Allen B. Shaw executive employment agreement with Beasley Mezzanine Holdings, LLC, dated February 1, 2001.(4)
10.8	First amendment to credit agreement between Beasley Mezzanine Holdings, LLC and Fleet National Bank, as syndication agent, Bank of America, as documentation agent, the Bank of New York, as co-documentation agent and managing agent, and the Bank of Montreal, Chicago Branch, as administrative agent, dated August 14, 2001.(9)
10.9	Time brokerage agreement by and among Beasley Broadcasting of Nevada, LLC, KJUL License, LLC and Wilks Broadcasting, LLC, dated as of October 31, 2001.(10)

Exhibit Number	Description
10.10	Second amendment to credit agreement between Beasley Mezzanine Holdings, LLC and Fleet National Bank, as syndication agent, Bank of America, as documentation agent, the Bank of New York, as co-documentation agent and managing agent, and the Bank of Montreal, Chicago Branch, as administrative agent, dated March 20, 2002.
21.1	Subsidiaries of the Company. (11)
23.1	Consent of KPMG LLP.

(1) Incorporated by reference to Exhibit 2.1 to Beasley Broadcast Group's Current Report on Form 8-K dated June 2, 2000.
(2) Incorporated by reference to Exhibit 2.2 to Beasley Broadcast Group's Current Report on Form 8-K dated December 13, 2000.
(3) Incorporated by reference to Exhibit 2.3 to Beasley Broadcast Group's Current Report on Form 8-K dated January 31, 2001.
(4) Incorporated by reference to Exhibit 2.6 to Beasley Broadcast Group's Annual Report on Form 8-K dated February 13, 2001.
(5) Incorporated by reference to Exhibit 2.1 to Beasley Broadcast Group's Quarterly Report on Form 10-K dated November 9, 2001.
(6) Incorporated by reference to Exhibit 3.1 to Beasley Broadcast Group's Annual Report on Form 10-K dated February 13, 2001.
(7) Incorporated by reference to Beasley Broadcast Group's Registration Statement on Form S-1 (333-91683).
(8) Incorporated by reference to Exhibit 10.8 to Beasley Broadcast Group's Quarterly Report on Form 10-Q dated November 7, 2000.
(9) Incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group's Quarterly Report on Form 10-Q dated November 9, 2001.
(10) Incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group's Quarterly Report on Form 10-Q dated November 9, 2001.
(11) Incorporated by reference to Exhibit 21.1 to Beasley Broadcast Group's Quarterly Report on Form 10-Q dated August 14, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEASLEY BROADCAST GROUP, INC.

By: /s/ GEORGE G. BEASLEY
George G. Beasley
Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE G. BEASLEY George G. Beasley	Chairman of the Board and Chief Executive Officer	March 27, 2002
/s/ BRUCE G. BEASLEY Bruce G. Beasley	President, Co-Chief Operating Officer and Director	March 27, 2002
/s/ Allen B. Shaw Allen B. Shaw	Vice-Chairman of the Board and Co-Chief Operating Officer	March 27, 2002
/s/ CAROLINE BEASLEY Caroline Beasley	Vice President, Chief Financial Officer, Secretary, Treasurer and Director	March 27, 2002
/s/ BRIAN E. BEASLEY Brian E. Beasley	Vice President of Operations and Director	March 27, 2002
/s/ JOE B. COX Joe B. Cox	Director	March 27, 2002
/s/ MARK S. FOWLER Mark S. Fowler	Director	March 27, 2002
/s/ HERBERT W. MCCORD Herbert W. McCord	Director	March 27, 2002

BEASLEY BROADCAST GROUP INC.

Shareholder Information

Corporate Headquarters
3033 Riviera Drive
Suite 200
Naples, Florida 34103
Tel: (239) 263-5000
Fax: (239) 263-8191

Transfer Agent
American Stock Transfer &
Trust Company
59 Maiden Lane, Ground Floor
New York, NY 10038

Counsel
Latham & Watkins
555 Eleventh Street, N.W.
Suite 1000
Washington, DC 20004

Auditors
KPMG LLP
100 North Tampa Street
Suite 2400
Tampa, FL 33602

Investor Relations
Beasley Broadcast Group, Inc. welcomes inquiries from shareholders or other interested parties. For additional copies of this report or other information, contact our Director of Corporate Communications at: (239) 263-5000

Stock Listing
Beasley Broadcast Group, Inc. common stock is traded on the NASDAQ Exchange under the symbol BBGI

Annual Meeting
The 2002 annual meeting of the shareholders will be held on Tuesday, April 23, 2002 at 10:00 am, EST at the:

Inn on Fifth
699 Fifth Avenue South
Naples, FL 34102

Designed and produced by R.R. Donnelley Financial, St.Petersburg, FL

BEASLEY BROADCAST GROUP, INC.
(Nasdaq: BBGI)

3033 Riviera Drive, Suite 200
Naples, Florida 34103
(239) 263-5000, Fax: (239) 263-8191
www.bbgi.com